UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the six months period ended June 30, 2025

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Assets)

As of June 30, 2025 (Unaudited) and December 31, 2024 (AUDITED)

ASSETS	Notes	As of June 30, 2025	As of December 31, 2024
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	511,260,232	707,122,815
Others financial assets	7	8,598,959	11,899,281
Others non-financial assets	9	35,851,359	31,143,442
Trade and other current receivables	10	336,883,190	506,711,173
Accounts receivable from related parties	11	12,334,713	15,501,990
Inventories	12	461,341,727	459,384,555
Biological assets	13	1,959,565	16,883,106
Current tax assets	25	15,928,420	19,668,196
Total current assets other than non-current assets of disposal groups classified as held for sale		1,384,158,165	1,768,314,558
Non-current assets of disposal groups classified as held for sale	14	-	2,952,282
Total Non-current assets of disposal groups classified as held for sale		-	2,952,282
Total current assets		1,384,158,165	1,771,266,840

Non-current assets
Others financial assets	7	28,726,641	30,060,601
Others non-financial assets	9	12,354,386	13,674,236
Trade and other non-current receivables	10	6,668,221	5,966,414
Accounts receivable from related parties	11	207,639	844,344
Investments accounted for using equity method	16	133,205,636	139,746,921
Intangible assets other than goodwill	17	235,416,504	244,632,721
Goodwill	18	149,998,429	161,583,233
Property, plant and equipment (net)	19	1,454,072,468	1,522,708,449
Investment property	20	11,889,772	12,666,980
Right of use assets	22	46,484,952	45,017,172
Deferred tax assets	25	49,772,166	41,549,079
Total non-current assets		2,128,796,814	2,218,450,150
Total Assets		3,512,954,979	3,989,716,990

F-4
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

equity)

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Liabilities and equity)

As of June 30, 2025 (Unaudited) and December 31, 2024 (AUDITED)

LIABILITIES AND EQUITY	Notes	As of June 30, 2025	As of December 31, 2024
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	151,836,651	156,202,002
Current lease liabilities	22	9,314,383	9,451,551
Trade and other current payables	23	370,508,015	514,887,185
Accounts payable to related parties	11	27,502,550	36,417,518
Other current provisions	24	3,004,590	2,461,549
Current tax liabilities	25	10,834,711	41,110,171
Provisions for employee benefits	26	41,715,626	48,467,947
Others non-financial liabilities	27	30,771,269	51,008,288
Total current liabilities		645,487,795	860,006,211
Non-current liabilities
Others financial liabilities	21	1,060,956,738	1,234,231,722
Non-current lease liabilities	22	41,537,585	39,782,317
Trade and other non-current payables	23	160,671	45,275
Other non-current provisions	24	1,975,968	2,791,080
Deferred taxes liabilities	25	98,960,314	127,956,679
Provisions for employee benefits	26	49,446,843	48,032,415
Others non-current non-financial liabilities	27	4,066,406	4,355,981
Total non-current liabilities		1,257,104,525	1,457,195,469
Total Liabilities		1,902,592,320	2,317,201,680

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(72,590,054)	(3,288,422)
Retained earnings		986,693,158	965,778,261
Total equity attributable to equity holders of the parent		1,476,796,450	1,525,183,185
Non-controlling interests	29	133,566,209	147,332,125
Total Shareholders' Equity		1,610,362,659	1,672,515,310
Total Liabilities and Shareholders' Equity		3,512,954,979	3,989,716,990

F-5
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
		2025	2024	2025	2024
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales	6	1,397,584,492	1,270,665,463	579,913,901	524,641,481
Cost of sales	30	(778,571,462)	(708,425,446)	(343,082,280)	(314,528,120)
Gross margin		619,013,030	562,240,017	236,831,621	210,113,361
Others income by function	31	6,263,372	33,741,625	1,387,728	32,676,846
Distribution costs	30	(270,169,675)	(247,689,360)	(121,478,426)	(112,936,630)
Administrative expenses	30	(107,139,653)	(84,770,584)	(54,706,522)	(56,689,940)
Others expenses by function	30	(173,423,490)	(172,163,634)	(79,374,070)	(70,719,768)
Other gains (losses)	32	(16,909,779)	(4,192,065)	(9,465,320)	(5,256,413)
Income from operational activities		57,633,805	87,165,999	(26,804,989)	(2,812,544)
Finance income	33	17,478,014	21,807,084	7,982,055	9,103,863
Finance costs	33	(38,907,401)	(40,758,372)	(18,154,517)	(21,389,854)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(7,582,928)	(5,895,482)	(6,064,957)	(2,577,643)
Gains (losses) on exchange differences	33	1,472,725	(8,465,808)	1,916,962	1,628
Result as per adjustment units	33	(12,492,189)	(5,274,747)	(6,474,768)	(3,395,306)
Income before taxes		17,602,026	48,578,674	(47,600,214)	(21,069,856)
Income tax (expense) benefit	25	32,673,408	13,279,541	36,387,682	27,900,465
Net income of period		50,275,434	61,858,215	(11,212,532)	6,830,609

Net income attributable to:
Equity holders of the parent		46,559,586	57,242,984	(11,218,022)	5,040,252
Non-controlling interests	29	3,715,848	4,615,231	5,490	1,790,357
Net income of period		50,275,434	61,858,215	(11,212,532)	6,830,609
Basic earnings per share (Chilean pesos) from:
Continuing operations		126.01	154.92	(30.36)	13.64
Diluted earnings per share (Chilean pesos) from:
Continuing operations		126.01	154.92	(30.36)	13.64

F-6
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
		2025	2024	2025	2024
		ThCh$	ThCh$	ThCh$	ThCh$
Net income of period		50,275,434	61,858,215	(11,212,532)	6,830,609
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the period, before taxes
Gains (losses) from defined benefit plans	28	(351,275)	436,083	(151,264)	136,249
Other comprehensive income (loss) that will not be reclassified to income for the period, before taxes		(351,275)	436,083	(151,264)	136,249
Components of other comprehensive income (loss) that will be reclassified to income for the period, before taxes
Gains (losses) on exchange differences on translation	28	(17,218,729)	171,725,695	4,026,972	(10,881,913)
Gains (losses) on cash flow hedges	28	(127,306)	2,491,664	(756,373)	504,593
Other comprehensive income (loss) that will be reclassified to income for the period, before taxes		(17,346,035)	174,217,359	3,270,599	(10,377,320)
Others comprehensive income (loss), before tax		(17,697,310)	174,653,442	3,119,335	(10,241,071)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period
Income tax relating to defined benefit plans	28	94,844	(117,742)	40,841	(36,787)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period		94,844	(117,742)	40,841	(36,787)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period
Income tax relating to cash flow hedges	28	34,373	(672,700)	204,221	(136,190)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		34,373	(672,700)	204,221	(136,190)
Total other comprehensive income (loss)		(17,568,093)	173,863,000	3,364,397	(10,414,048)
Comprehensive income		32,707,341	235,721,215	(7,848,135)	(3,583,439)
Comprehensive income attributable to:
Equity holders of the parent		36,409,797	226,899,306	(2,399,666)	(5,042,709)
Non-controlling interests		(3,702,456)	8,821,909	(5,448,469)	1,459,270
Total Comprehensive income (expense)		32,707,341	235,721,215	(7,848,135)	(3,583,439)

F-7
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2024	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Changes
Final dividends (1)	-	-	-	-	-	-	(10,565,360)	(10,565,360)	-	(10,565,360)
Interim dividends according to policy (3)	-	-	-	-	-	-	(28,621,492)	(28,621,492)	-	(28,621,492)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(8,791,611)	(8,791,611)
Total comprehensive income (loss) (6)	-	167,583,692	1,745,855	326,775	-	169,656,322	57,242,984	226,899,306	8,821,909	235,721,215
Other increases (decreases) for other changes (7)	-	-	-	-	28,493,782	28,493,782	-	28,493,782	(188,922)	28,304,860
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(10,425,156)	(10,425,156)	-	(10,425,156)	(21,124,192)	(31,549,348)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	1,363,603	1,363,603
Total changes in equity	-	167,583,692	1,745,855	326,775	18,068,626	187,724,948	18,056,132	205,781,080	(19,919,213)	185,861,867
AS OF JUNE 30, 2024 (Unaudited)	562,693,346	9,488,307	(5,585,513)	(8,990,787)	(47,387,175)	(52,475,168)	913,927,684	1,424,145,862	99,098,586	1,523,244,448
Balanced as of January 1, 2024	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Changes
Final dividends (1)	-	-	-	-	-	-	(10,565,360)	(10,565,360)	-	(10,565,360)
Interim dividends (2)	-	-	-	-	-	-	(43,416,587)	(43,416,587)	-	(43,416,587)
Interim dividends according to policy (3)	-	-	-	-	-	-	(37,055,482)	(37,055,482)	-	(37,055,482)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,775,755)	(14,775,755)
Effects business combination (5)	-	-	-	-	-	-	-	-	20,756,762	20,756,762
Total comprehensive income (loss) (6)	-	208,678,212	3,399,936	(1,112,502)	(1,568)	210,964,078	160,944,138	371,908,216	21,417,768	393,325,984
Other increases (decreases) for other changes (7)	-	-	-	-	28,554,665	28,554,665	-	28,554,665	(128,043)	28,426,622
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(2,607,049)	(2,607,049)	-	(2,607,049)	(1,702,590)	(4,309,639)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	2,746,184	2,746,184
Total changes in equity	-	208,678,212	3,399,936	(1,112,502)	25,946,048	236,911,694	69,906,709	306,818,403	28,314,326	335,132,729
AS OF DECEMBER 31, 2024 (Audited)	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Balanced as of January 1, 2025	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Increase (decrease) due to changes in accounting policies (10)	-	(59,151,843)	-	-	-	(59,151,843)	(2,364,893)	(61,516,736)	(3,093,712)	(64,610,448)
Initial balance restated	562,693,346	(8,569,016)	(3,931,432)	(10,430,064)	(39,509,753)	(62,440,265)	963,413,368	1,463,666,449	144,238,413	1,607,904,862
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends according to policy (3)	-	-	-	-	-	-	(23,279,793)	(23,279,793)	-	(23,279,793)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(7,199,883)	(7,199,883)
Total comprehensive income (loss) (6)	-	(9,826,781)	(59,980)	(262,327)	(701)	(10,149,789)	46,559,586	36,409,797	(3,702,456)	32,707,341
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	230,135	230,135
Total changes in equity	-	(9,826,781)	(59,980)	(262,327)	(701)	(10,149,789)	23,279,790	13,130,001	(10,672,204)	2,457,797
AS OF JUNE 30, 2025 (Unaudited)	562,693,346	(18,395,797)	(3,991,412)	(10,692,391)	(39,510,454)	(72,590,054)	986,693,158	1,476,796,450	133,566,209	1,610,362,659

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interim dividends that was paid on November 28, 2024 as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the interim dividends paid as of December 31.
(4)	Mainly related to dividends of Non-controlling interest.
(5)	See Note 1 - General information, letter C) numbers (3) and (8).
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 - General information, letter C), numbers (3) and Note 11 - Accounts and transactions with related parties, number (5).
(8)	See Note 1 - General information, letter C), numbers (3), (6) and (9).
(9)	See Note 1 - General information, letter C), number (2).
(10)	See Note 2 - Summary of material accounting policies, number (2.1) Basis of preparation.

F-8
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Cash Flows (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the six-months periods ended as of June 30,
		2025	2024
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,003,696,331	1,863,504,195
Others proceeds from operating activities		25,947,497	33,838,570
Classes of cash payments from operating activities:
Payments of operating activities		(1,374,934,826)	(1,363,198,381)
Payments relating royaties, feed and commissions		(20,031,749)	(9,879,953)
Payments of salaries		(223,558,430)	(198,375,392)
Others payments for operating activities		(251,630,805)	(222,236,535)
Cash flow from operations		159,488,018	103,652,504
Dividends received		901,694	939,012
Interest paid		(29,763,076)	(33,450,129)
Interest received		17,488,686	21,803,150
Income tax paid		(43,819,802)	(4,237,310)
Other cash movements	32	(6,126,515)	(2,023,438)
Net cash inflows from operating activities		98,169,005	86,683,789

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or others businesses	8	-	(500,000)
Repayment of loan by related entities		934,687	279,124
Others payments to acquire interests in joint ventures	8	-	(10,658,097)
Proceeds from sales of property, plan and equipment		2,814,686	49,541,753
Purchase of property, plant and equipment		(61,343,122)	(80,610,019)
Purchases of intangibles assets		(7,885,974)	(3,326,380)
Net cash (outflow) from investing activities		(65,479,723)	(45,273,619)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	-	(31,549,348)
Proceeds from short-term loans and bonds		84,160,613	77,670,382
Total proceeds from loans and bonds		84,160,613	77,670,382
Loan from related entities		463,677	-
Loan and bonds payments		(223,217,310)	(46,404,086)
Proceeds from issuing shares		230,135	1,363,603
Payments of lease liabilities		(6,137,290)	(7,039,853)
Dividends paid		(48,172,529)	(41,753,925)
Other cash movements		3,637,150	3,267,304
Net cash (outflow) flow from financing activities		(189,035,554)	(44,445,923)

Net (decrease) increase in cash and cash equivalents		(156,346,272)	(3,035,753)
Effects of exchange rate changes on cash and cash equivalents		(39,516,311)	21,420,553
Increase (decrease) in cash and cash equivalents		(195,862,583)	18,384,800

Cash and cash equivalents at beginning of the year		707,122,815	618,154,016
Cash and cash equivalents at end of the period	8	511,260,232	636,538,816

/

F-9
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

Compañía Cervecerías Unidas S.A. is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewer, the second largest brewer in Argentina, the second largest producer of soft drinks in Chile, the second largest producer of wines in Chile, the largest producer of bottled water, nectars, sports drinks and iced tea in Chile and one of the largest producers of pisco in Chile. It also participates in the Home and Office Delivery ("HOD") business, a home delivery business of purified water in bottles through the use of dispensers; in the rum industry, other liquors, recently in ciders in Chile. It participates in the cider, liquor and wine industry in Argentina. It also participates in the mineral water, soft drinks, water, nectars and beer distribution industry in Argentina, Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile SpA., a company controlled by Heineken International B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of June 30, 2025, the Company had a total 9,470 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	14
Managers and Deputy Managers	89	544
Others workers	339	8,912
Total	437	9,470

The Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with balances as of December 31, 2024 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of June 30, 2024.

These Interim Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, United States, Argentine, Uruguay, Paraguay, Bolivia, United Kingdom and China that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of joint operations in Chile and Colombia and associates in Argentine and Perú, are the Chilean peso and Colombian peso, Argentine peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. (See Note 2 - Summary of material accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá, Mango, Berries and Stones 6 (Sensation and Tropical). The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol and Coors brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, H2OH!, Gatorlit, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Tres Erres Ice, Sierra Morena Ice, Campanario Sour, Ruta Cocktail, Sabor Andino Sour and Horcón Quemado Sour, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg, Barsol and Puklaro brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the sidra category, CPCh distributes the brand Sidra 1888. On January 2023, CPCh materialized the acquisition of D&D SpA., adding La Pizka to its portfolio of brands.

On August 8th 2019, CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner, Grolsch and Blue Moon. CCU also imports Kunstmann brand, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

With the acquisition of the shareholdings in Aguas de Origen S.A. and Aguas Danone de Argentina S.A., during 2022, CCU entered the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced across the eight wineries that are part of the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized; the Donnaluna brand in the category of cockail wine, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. Addicionally it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller, and Amstel. In the wines and sidra category, it participates with the brands Misiones de Rengo, Eugenio Bustos and La Celia brand, Sidra Real and 1888, all of them imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon, Schin and Kunstmann brands. In the wine category, it distributes the Misiones de Rengo and La Celia brands and in the category of piscos, distributes the Mistral brand. Since October 2024, as a result of the partnership agreement with the Vierci Group, CCU has a license to market and distribute Pepsico beverages and snacks under the Pepsi, Mirinda, 7Up, Split, Gatorade, Aquafina, Rockstar, Paso de los Toros, Quaker, Lays, Cheetos, Doritos, Tostitos and Fandango brands, in addition to the distribution of Red Bull.

In Bolivia, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (“BBO”). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera, Uyuni, Amstel and Schneider brands. Aditionally, BBO markets the imported beer Heineken brands.

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia since December 2014. In December 2015, the assets of the craft beer company "Artesanos de Cerverza" was acquired with its brand "Tres Cordilleras". From April 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. In November 2019, the Miller Lite brand was incorporated. In February 2019, the local brand Andina was launched. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began. In October 2021, the local production of the Sol brand started. In July 2024, “Andina Refajo” (a ready to drink mix of beer and soft drink) was launched sided by the soft drink “Colombiana” (owned by Postobón).

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Regal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Monkey 47, Mumm, Olmeca, Orloff, Passport, Pernod, Perrier-Jouёt, Ramazzotti, Ricard, Royale Salute, Sandeman, Scapa, Something Special , Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	Annual renewal for periods of 10 years
Amstel in Bolivia (2)	Annual renewal for periods of 10 years
Amstel in Uruguay (15)	In process
Amstel in Paraguay (1)	September 2027
Austral in Chile (4)	July 2026
Avena Quaker Extra Fino, Avena Tradicional Fortificada Ca-Fe-Zn, Barra Display Chispa Chocolate, Barra Display Frutilla, Barra Display Vainilla Toffe, Barra Display Vainilla Toffe, Cheetos, Doritos Queso, Fandangos Presunto, Fandangos Queijo, Honey Graham, Honey Nut, Lays Clásicas, Harina de Aventa Integral Py, Lays stax SCO, Lays stax Original, TOstitos, Stax Sal, Lay´s Ketchup, Stax Sco Casa, Lays Stax Cheddar, Lays Queso y Pimienta, Lays Ceb Car Lto, Cheetos Pali, Aveia Quaker Fr, Granola Quaker Miel y Pasas, Granola Quaker Miel y Almendras, Avena
Multisemilla II, Avena Multisemillas IV, Quaker Avena Instant, Avena Multisemillas I, Barra Display Manzana, Tostitos, Doritos DInamita FH and Lays TA FH in Paraguay (9)	October 2034
Blue Moon in Argentina (17)	December 2028
Blue Moon in Paraguay	April 2028
Coors in Chile (5)	December 2025
Crush and Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (6)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco in Chile	December 2029
Frugo in Chile	Indefinitely
Gatorade in Chile (7)	December 2043
Gatorlit in Chile (20)	December 2025
Gatorade in Paraguay (19)	March 2033
Grolsch in Argentina	April 2028
Heineken in Bolivia (8)	December 2029
Heineken in Chile (2)	Annual renewal for periods of 10 years
Heineken in Argentina (2)	Annual renewal for periods of 10 years
Heineken in Colombia (10)	February 2028
Heineken in Paraguay (1)	April 2026
Heineken in Uruguay (2)	Annual renewal for periods of 10 years
Mas in Uruguay (14)	November 2028
Miller in Argentina (22)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (12)	December 2026
Miller in Uruguay (6)	July 2026
Nestlé Pure Life in Chile (6)	December 2027
Paulaner in Paraguay	April 2026
Patagonia in Chile	Indefinitely
Pepsi, Seven Up, Mirinda and H2OH! in Chile	December 2043
Pepsi, Pepsi Light, Pepsi Max, Pepsi Blue, Pepsi Black, 7up, 7up Free, Mirinda (Guaraná), Mirinda Free (Guaraná), Paso de los Toros, Paso de los Toros Free, Be Light and Aquafina in Paraguay (19)	March 2033
Polar Imperial in Chile	Indefinitely
Red Bull in Chile	Indefinitely
Red Bull in Paraguay	Indefinitely
Rockstar in Chile (16)	December 2043
Rockstar in Paraguay (19)	March 2033
Schin in Paraguay (15)	In process
Split in Paraguay (15)	In process
Sol in Argentina (2)	Annual renewal for periods of 10 years
Sol in Chile (2)	Annual renewal for periods of 10 years
Sol in Colombia (3)	February 2028
Sol in Paraguay (1)	December 2025
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	February 2028
Villavicencio, Villa del Sur, Levite, Brio, Ser, We, Mate Power, Evian and Ser (powdered drink mix)	Indefinitely
Warsteiner in Argentina (13)	April 2028
Watt´s in Uruguay (21)	June 2115
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's (juice) rigid packaging, except carton in Chile (18)	December 2028
Watt's in Paraguay (11)	June 2026

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

(1)	Automatically renewable for successive periods of 3 years, unless notice of non-renewal is given.
(2)	License for ten years, automatically renewable under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	After the initial expiration date, the license is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given .The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in effect.
(4)	Renewable for periods of two years, subject to the compliance with the conditions set forth in the contract.
(5)	After the initial termination date (December 31, 2025), the license is renewed for a period of 5 years, subject to compliance with the conditions forth in the contract. Upon expiration of said renewal, the contract will be automatically renewed under identical conditions (Rolling Contract), each year for a period of 5 years, unless notice of non-renewal is given.
(6)	Renewable for periods of 5 years, subject to the compliance with the conditions set forth in the contract.
(7)	Renewed for a period equal to the term of the Bebidas CCU-PepsiCo SpA. Shareholders’ Agreement.
(8)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal is given.
(9)	In force until October 13, 2034. However, in 2028, the licensor may terminate the contract in the event of non-compliance with certain conditions set forth therein.
(10)	After the initial termination date (March 1, 2028), the license is automatically renewed each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(11)	The sub-license is automatically renewed for 2 succesive periods of 5 years each, subject to the terms and conditions set forth in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(12)	Renewable for a period of 5 years, subject to the compliance with the conditions set forth in the contract.
(13)	Prior to the expiration of the term, the parties shall negotiate its renewal for another 5 years.
(14)	Automatically renewable for successive periods of 10 years.
(15)	Distribution has begun, contract currently being negotiated.
(16)	As long as the Bebidas CCU-PepsiCo SpA. shareholders’ Agreement remains in force.
(17)	Renewable for 2 adiccional periods of 5 years each, subject to the compliance with the conditions set forth in the contract.
(18)	Automatically renewable for successive periods of 5 years each, unless notice of non-renewal is given.
(19)	After initial expiration, the contract shall be renewed for a period of 4 years, unless notice of non-renewal is given.
(20)	In force until December 13, 2025, or until Gatorlit production begins in Chile, whichever occurs first.
(21)	After initial term, the contract shall be automatically renewed for successive periods of 99 years.
(22)	After the initial expiration date (December 31, 2026), the license is renewed each year for a period of 10 years (Rolling Contract), subject to compliance with the conditions set forth in the contract.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of June 30, 2025			As of December 31, 2024
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (6) (**)	76,035,409-0	Chile	Chilean Pesos	-	30.0005	30.0005	30.0005
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	99.8516	0.1484	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9602	0.0398	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9835	99.9835	99.9835
Inversiones Invex CCU Ltda.	76,572,360-4	Chile	US Dollar	66.6519	33.3406	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (9)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9534	99.9776	99.9776
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (**)	76,920,876-3	Chile	Chilean Pesos	-	40.8106	40.8106	40.8106
La Barra S.A. (10)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
CirCCUlar SpA. (5)	77,847,898-3	Chile	Chilean Pesos	-	99.9773	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1087	99.9991	99.9991
Millahue S.A. (7)	91,022,000-4	Chile	Chilean Pesos	99.9773	-	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*) (9)	91,041,000-8	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5520	50.5520	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1936	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1835	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Aguas de Origen S.A. (8)	0-E	Argentina	Argentine Pesos	-	50.0970	50.0970	50.0970
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9940	99.9940	99.9940
Compañía Industrial Cervecera S.A. (4)	0-E	Argentina	Argentine Pesos	-	99.9953	99.9953	99.9953
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	85.1506	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9981	74.9981	74.9981
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	-	85.1506	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	-	85.1506	85.1506	85.1506
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	-	85.1506	85.1506	85.1506
AV S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	51.0166	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	57.2157	57.2157	57.2157
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	51.0024	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	57.1536	57.1536	57.1536
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of June 30, 2025	As of December 31, 2024
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (6) (**)	76,035,409-0	Chile	Chilean Pesos	30.0005	30.0005
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9835	99.9835
Inversiones Invex CCU Ltda.	76,572,360-4	Chile	US Dollar	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (9)	76,593,550-4	Chile	Chilean Pesos	99.9776	99.9776
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (**)	76,920,876-3	Chile	Chilean Pesos	40.8106	40.8106
La Barra S.A. (10)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
CirCCUlar SpA. (5)	77,847,898-3	Chile	Chilean Pesos	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	99.9991	99.9991
Millahue S.A. (7)	91,022,000-4	Chile	Chilean Pesos	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*) (9)	91,041,000-8	Chile	Chilean Pesos	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5520	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Aguas de Origen S.A. (8)	0-E	Argentina	Argentine Pesos	50.0970	50.0970
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	99.9940	99.9940
Compañía Industrial Cervecera S.A. (4)	0-E	Argentina	Argentine Pesos	99.9953	99.9953
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9981	74.9981
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	85.1506	85.1506
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	85.1506	85.1506
AV S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	57.2157	57.2157
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	57.1536	57.1536
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The main movements in the ownership of the subsidiaries included in these Interim consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On January 26, 2024, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 41,775,000 (equivalent to ThCh$ 38,055,772), in which the Company had a 99.9602% interest and CCU Inversiones S.A. had a 0.0398% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Bebidas Bolivianas BBO S.A.

On February 21, April 29, July 12 and December 30, 2024, the subsidiary CCU Inversiones II SpA. made a capital contributions to Bebidas Bolivianas BBO S.A. for USD 1,019,971, USD 509,914, USD 1,087,508 and USD 495,052 (equivalent to ThCh$ 982,926, ThCh$ 483,235, ThCh$ 925,742 and ThCh$ 454,034), respectively. Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

On March 13, 2025 the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for USD 255,029 (equivalent to ThCh$ 237,758). Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(3) Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A.

On February 20, 2024, pursuant to the provisions of the Put Option Agreement, CCU S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., acquired all of the shares held by Sudameris Bank S.A.E.C.A. in Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., for a value of USD 32,652,006 (equivalent to ThCh$ 31,549,348). Consequently, as from this date, the only shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are CCU Inversiones II SpA. and CCU Inversiones S.A.

Since October 14, 2024, Compañía Cervecerías Unidas S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., entered into binding and definitive association agreements with Vierci Group, which holds the license for PepsiCo's beverages and snacks distribution in Paraguay, through its companies AV S.A. and AJ S.A. Calidad Ante Todo.

According to these agreements contained in the masters contract, and once met all the conditions set in the mentioned contract, CCU became the owner of 51% of the shares of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and acquired AV S.A. in a 51% as well. The remaining 49% of the shares of these companies will remain in the hands of the Vierci Group.

At the closing date of these Financial Statements, not all the stipulations of the master agreement have yet been perfected; therefore, as of June 30, 2025, the Vierci Group's interest in Bebidas del Paraguay S.A. is 43% approximately.

The acquired business contributed revenues of ThCh$ 9,270,041 and net income of ThCh$ 108,368 for the period from Octuber 14, 2024 to December 31, 2024 and revenues of ThCh$ 11,762,786 and net loss of ThCh$ 1,139,082 as of June 30, 2025.

See more information in Note 15 - Business combination, letter b).

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

For this business combination, the provisional fair values of the assets and liabilities for AV S.A. were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	5,935,199
Inventories	5,053,629
Other current assets	819,009
Total current assets	11,807,837
Property, plant and equipment (net)	6,621,135
Intangible assets other than goodwill	12,264,118
Right of use assets	119,480
Total non-current assets	19,004,733
Total Assets	30,812,570
Current lease liabilities	59,618
Trade and other current payables	10,578,725
Other current liabilities	1,460,285
Total current liabilities	12,098,628
Non-current lease liabilities	59,862
Deferred tax liabilities	1,180,741
Total non-current liabilities	1,240,603
Total Liabilities	13,339,231
Net identifiable assets acquired	17,473,339
Non-controlling interests	(8,559,035)
Investment value	8,914,304
Consideration transferred	(18,860,580)
Cash flow obtained by business combination	17,112,779
Other reserves	(7,166,503)
-

As a result of the fair values indicated above, intangible assets have been generated, mainly Intangible and Property, plant and equipment, which are described in Note 17 - Intangible assets other than goodwill and Note 19 - Property, plant and equipment, respectively.

(4) Compañía Industrial Cervecera S.A. and Sáenz Briones y Cía. S.A.I.C.

On April 3, 2023, the Board of Directors of Compañía Industrial Cervecera S.A. approved a corporate reorganization process between Compañía Industrial Cervecera S.A. and Sáenz Briones y Compañía S.A.I.C., defining an effective date for the merger of these companies as of May 1, 2023. This did not have a significant impact on the consolidated financial statements.

The merge was registered on the Inspection of legal entities of Salta province on September 25, 2024 and on the General Inspection of Justice of Buenos Aires on November 11, 2024.

(5) CirCCUlar SpA.

On February 1, 2024, the Company, through its subsidiary Millahue S.A., incorporated CirCCUlar SpA. in Chile, with a capital of ThCh$ 10,000,000, divided into 10,000,000 ordinary and nominative shares, which as of today is fully paid. The corporate purpose of CirCCUlar SpA. is the manufacture, recycling and commercialization of all types of plastic products and supplies.

(6) Cervecera Guayacán SpA.

On April 26, 2024, the subsidiary Cervecería Kunstmann S.A. made a capital contribution to Cervecera Guayacán SpA. in the amount of ThCh$ 84,131, in which the subsidiary Cervecería Kunstmann S.A. reached a 60.0002% interest which generated a positive equity effect at the Company's level of ThCh$ 31,300.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

(7) Millahue S.A.

At an Extraordinary Shareholder’s meeting held on August 29, 2024, it was approved to increase the capital stock of Millahue S.A. by ThCh$ 7,002,652 through the issuance of 17,142,310 nominative shares.

On September 4, 2024, the Company paid the capital contribution of ThCh$ 7,000,000, corresponding to its 99.9621% ownership in Millahue S.A.

A determined in the same Extraordinary Shareholder's meeting, the preferential subscription period expired 30 calendar days from the date of the deed, therefore, as of December 31, 2024, the Company holds a 99.9773% ownership stake.

(8) Aguas de Origen S.A.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock purchase option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of the outstanding shares of the former joint venture Aguas de Origen S.A. Aguas de Origen S.A. was considered a joint venture until June 30, 2024 through its subsidiary CCU Argentina S.A.

During July 2024, Holding Internationale de Boissons S.A.S. accepted the exercise of the aforementioned option.

On July 1, 2024, CCU Argentina S.A. exercised the option for an amount of ThCh$ 47,217, reaching a participation of 50.1% of Aguas de Origen S.A.

The acquired business contributed revenues of ThCh$ 87,643,707 and net loss of ThCh$ 2,894,151 for the period from July 1, 2024 to December 31, 2024 and revenues of ThCh$ 64,971,628 and net loss of ThCh$ 3,461,747 as of June 30, 2025.

For this business combination by stages, the final fair values of assets and liabilities were determined, wich are the followings:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	13,502,497
Inventories	11,903,064
Other current assets	2,293,374
Total current assets	27,698,935
Property, plant and equipment (net)	8,046,721
Intangible assets other than goodwill	25,481,126
Deferred tax assets	1,545,351
Total non-current assets	35,073,198
Total Assets	62,772,133
Others financial liabilities	8,351,355
Trade and other current payables	27,255,032
Other current liabilities	1,030,235
Total current liabilities	36,636,622
Other non- current provisions	1,691,168
Total non-current liabilities	1,691,168
Total Liabilities	38,327,790
Net identifiable assets acquired	24,444,343
Non-controlling interests	(12,197,727)
Investment value	12,246,616
Goodwill	5,557,026
Investment at fair value previously held	(15,128,327)
Gain for business combination by stages	(2,628,098)
Cash flow used to obtain control of subsidiary	(47,217)
-

As consequence of the fair values indicated above, mainly Intangible assets, Goodwill and Property, plant and equipment were generated, which are disclosed in Note 17 - Intangible assets other than goodwill, Note 18 - Goodwill and Note 19 - Property, plant and equipment, respectively.

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

(9) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A.

On November 21, 2024, the subsidiary CCU Inversiones S.A. acquired an additional 0.4682% of the subsidiary Viña San Pedro Tarapacá S.A. for ThCh$ 711,155, equivalent to 187,146,096 shares, reaching a direct participation of 85.1697% (indirect interest of 85.1506%), which generated a positive effect on the Company’s equity of ThCh$ 681,186.

(10) La Barra S.A.

On June, 2025, the Company and its subsidiary Cervecera CCU Chile Ltda. made a capital contribution of ThCh$ 3,762,000 reaching a direct participation of 99.0000% and ThCh$ 38,000, reaching a direct participation of 1.0000% to the subsidiary La Barra S.A., respectively. This did not have a significant impact on the consolidated financial statements of CCU.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On June 30, 2025, Promarca S.A. recorded a net income of ThCh$ 3,728,283 (ThCh$ 3,740,048 as of June 30, 2024) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On June 30, 2025, BCP recorded a net income of ThCh$ 2,804,507 (ThCh$ 2,906,074 as of June 30, 2024) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of June 30, 2025, BCCCU recorded a net income of ThCh$ 476,205 ( ThCh$ 333 as of June 30, 2024).

The companies mentioned above, meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Note 2    Summary of material accounting policies

Significant accounting policies adopted for the preparation of these Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying Interim consolidated financial statements as of June 30, 2025 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Interim Consolidated Financial Statements have been prepared on a historical cost basis, modified by the revaluation of certain financial assets and liabilities (including derivative instruments) – measured at fair value.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

At the date of issuance of these Consolidated Financial Statements, new Standards, Improvements, Amendments and Interpretations to existing standards have been published, which have not become effective or have not been adopted by the Company in advance, and are presented below and are mandatory as of the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 7	Cash Flow Statements - Cost method.	January 1, 2026
Amendments to IFRS 1	First-time adoption of International Financial Reporting Standards - Changes in references to hedge accounting.	January 1, 2026
Amendments to IFRS 7 and IFRS 9	Classification and Measurement of Financial Instruments.	January 1, 2026
Amendments to IFRS 10	Consolidated Financial Statements.	January 1, 2026
IFRS 18	Presentation and disclosures in the Financial Statements.	January 1, 2027
IFRS 19	Subsiduaries without Public Accountability: Disclousures.	January 1, 2027

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

On the other hand, the application of the amendments to IAS 21, that came into effect as of January 1, 2025, had the following effects on the Company's Interim Consolidated Financial Statements:

Initial adoption of IAS 21 - Absence of foreign exchange.

Subsidiaries in Argentina:

On April 14, 2025, within the framework of the economic plan, the Central Bank of the Republic of Argentina (BCRA) started a transition to exchange rate flexibility and the removal of exchange controls. For legal entities, access to the Free Foreign Exchange Market was authorized for dividend payments to non-resident shareholders corresponding to the profits obtained in the balance sheets whose fiscal years begin on or after January 1, 2025.

Therefore, it was determined for the Subsidiaries in Argentina that there was an absence of currency convertibility for the balances in foreign currencies and for their respective translation to the presentation currency of these financial statements, as mentioned in the previous paragraph, only until April 14, 2025.

Therefore, in compliance with the Amendments to IAS 21 “Absence of Convertibility” as of January 1, 2025 the figures in the Financial Statements of the subsidiaries in Argentina have been translated to the presentation currency, using the “CCL dollar” (“Dólar contado con liquidación”, in spanish) equivalent to 1,174.59 ARS/USD at that date, instead of the official exchange rate of the Republic of Argentina equivalent to 1,032.00 ARS/USD. In addition, and as stablished in the Amendment, the affected monetary items in foreign currency of the subsidiaries in Argentina have been converted to the “CCL dollar”, affecting the initial balance of retained earnings.

As for the exchange rate used as for June 30, 2025, both for accounting purposes in the Argentine subsidiaries and for translation into the functional currency of the parent company, these are described in Note 2 - Summary of material accounting policies, 2.4, which was obtained from the Banco de la Nación Argentina website and corresponds to the official exchange rate of the Argentine peso against the US dollar.

Subsidiary in Bolivia:

Given the current market conditions and the inability to access US dollars at the official exchange rate, it was also determined that there is an absence of convertibility for the subsidiary in Bolivia, whose functional currency is the Bolivian, therefore in compliance with the Amendent of IAS 21 “Absence of Convertibility”, as of January 1, 2025, the figures of the financial statements have been translated into the presentation currency of CCU, using the US dollar exchange rate determined by private bank quotes, replacing Bolivia’s official dollar exchange rate equivalent to 6.9600 Bol/USD. Additionally, and as established in the Amendment, the affected monetary items in foreign currency of the Bolivian subsidiary have been converted at the quoted exchange rate, affecting the initial balance of retained earnings, using an exchange rate equivalent to 11.0126 Bol/USD.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

As for the exchange rate used as for June 30, 2025, both for accounting purposes in the Bolivian subsidiaries and for translation into the functional currency of the parent company, these are described in Note 2 - Summary of material accounting policies, 2.4, which was obtained using the US dollar exchange rate determined by private bank quotes.

The effects of applying the amendment of IAS 21 for the subsidiaries described above, generated a negative equity impact of ThCh$ 59,151,843, resulting from the modification of the exchange rates used for the translation of the functional currency of Argentine peso and Bolivian to the presentation currency of CCU, generating a charge against the Reserve of exchange differences on translation. Additionally, a charge against the retained earnings was recorded as a result of the conversion of the affected monetary items in foreign currency as of January 1, 2025, using the reference exchange rates described above, for an amount of ThCh$ 2,364,893.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Interim Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Interim Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor exercises significant influence but has no control over financial or operating policies and are not a subsidiary or a joint venture.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the Other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company use the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the U.S., Argentinian, Uruguayan, Paraguayan and Bolivian, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of the joint venture in Colombia and associate in Argentine and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Interim Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(4,427,275)	1,433,978	(3,124,088)	716,869

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of June 30, 2025	As of December 31, 2024	As of June 30, 2024
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	933.42	996.46	944.34
Cumulative monthly average US Dollar	Average USD	955.16	943.74	940.58
Euro	EUR	1,099.05	1,035.28	1,011.83
Argentine Peso	ARS	0.77	0.97	1.04
Uruguayan Peso	UYU	23.60	22.61	23.61
Canadian Dollar	CAD	684.93	693.82	690.26
Sterling Pound	GBP	1,280.41	1,249.01	1,193.70
Paraguayan Guarani	PYG	0.12	0.13	0.13
Swiss Franc	CHF	1,176.63	1,100.57	1,051.14
Bolivian	BOB	58.45	143.17	135.68
Australian Dollar	AUD	613.85	619.92	629.98
Danish Krone	DKK	147.33	138.84	135.69
Brazilian Real	BRL	171.94	161.32	169.23
Colombian Peso	COP	0.23	0.23	0.23
Yuan	CYN	130.40	136.24	129.40
Adjustment units
Unidad de fomento (*)	UF	39,267.07	38,416.69	37,571.86
Unidad indexada (**)	UI	149.89	139.09	142.43

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of June 30, 2025	As of December 31, 2024	As of June 30, 2024
Argentina Consumer Price Index	8,862.63	7,701.19	6,407.77
Index percentage variation of Argentina Consumer Price Index	15.1%	119.0%	82.0%

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits with financial institutions with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Financial assets

The Company recognizes a financial asset in its Interim Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the Interim Financial Statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable may be impaired are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets may be impaired when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a)	Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

b)	Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Financial liabilities

The Company recognizes a financial liability in its Interim Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under Finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Interim Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Interim Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term.

Derivative instruments classified as hedges are accounted for as cash flows hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flows hedges are initially recognized in Cash Flows Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Interim Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Consolidated Statement of Income. When a cash flows hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Option Contracts

In relation to non-controlling entities, the policy adopted by the Company is based on the prevalence of IFRS 10 over IAS 32, and therefore the non-controlling interest is retained, as the risks and rewards of ownership have been retained by the non-controlling interest.

Finally, in relation to the financial liability associated with the Option Agreement and consistent with the accounting policy adopted in the previous paragraph, the Option Agreement is initially recognised as a financial liability against equity and is measured both initially and subsequently at the present value of the amount to be repaid, i.e. by discounting the option price at a rate that reflects the credit risk rating of the issuer of the liability (see Note 7 - Financial Instruments).

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each Interim Consolidated Financial Statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Interim Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent period and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis based on the estimated useful lives of the assets, considering their estimated residual value. When an asset is comprised of significant components, which have different useful lives, each part is depreciated separately. The estimated useful lives and residual values of property, plant and equipment are reviewed and adjusted, if necessary, at each balance sheet date. The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furmiture and accesories	5 to 10
Others equipments (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of material accounting policies 2.17).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than USD 5,000. The Company recognizes the lease payments associated with these transactions as a straight-line expense over the term of the lease.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of material accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of material accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill generated on acquisitions of joint ventures is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount.

The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Interim Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Interim Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Interim Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Interim Consolidated Statemen of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Interim Consolidated Statement of Income.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Interim Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables; (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions); (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

F-33

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Interim Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

F-34

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Interim Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of material accounting policies (2.16) and Note 18 - Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of material accounting policies (2.17) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of material accounting policies (2.20) and Note 26 - Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of material accounting policies (2.12) and Note 19 - Property, plant and equipment) and intangibles (Note 2 - Summary of material accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of material accounting policies (2.7) and Note 7 - Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of material accounting policies (2.21) and Note 24 - Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of material accounting policies (2.10) and Note 13 - Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Interim Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4    Accounting changes

During the six months ended on June 30, 2025, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous year that have affected these Interim Consolidated Financial Statements.

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 5 Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Cervecería Kunstmann S.A., Aguas de Origen S.A., Bebidas Bolivianas BBO S.A., Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Corporate Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Colombian Peso.

As of June 30, 2025, the Company maintained foreign currency obligations amounting to ThCh$ 648,342,352 (ThCh$ 725,459,706 for the year ended December 31, 2024) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 564,159,405 as of June 30, 2025 (ThCh$ 600,172,708 for the year ended December 31, 2024) represent a 48% (44% as of December 31, 2024) of total other financial liabilities. The remaining 52% (56% as of December 31, 2024) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit - see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 460,288,367 (ThCh$ 621,497,508 for the year ended December 31, 2024) that mainly correspond to cash and cash equivalent and export accounts receivable.

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies after the use of derivative instruments, is equivalent to ThCh$ 61,384,191 (ThCh$ 74,315,533 as of December 31, 2024).

As of June 30, 2025 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is liability in the amount of ThCh$ 2,078,736 (ThCh$ 4,356,360 for the year ended December 31, 2024).

F-36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

As of June 30, 2025 of the Company’s total sales, both in Chile and abroad, 5% (5% as of June 30, 2024) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 64% (63% as of June 30, 2024) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso, the Bolivian, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2025, related to assets and liabilities denominated in foreign currency, was a profit of ThCh$ 1,472,725 (loss of ThCh$ 8,465,808 as of June 30, 2024).

Considering the exposure in Chile at June 30, 2025, after the use of derivative instruments is a liability of ThCh$ 2,078,736 (ThCh$ 4,356,360 as of December 31, 2024), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 151,748 (ThCh$ 357,766 as of June 30, 2024) associated of the owners of the controller.

Considering that approximately 5% of the Company’s sales revenue comes from export sales carried out in Chile (5% as of June 30, 2024), in currencies other than Chilean Peso, and that approximately 64% (63% as of June 30, 2024) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 23,126,182 (ThCh$ 20,674,378 as of Jne 30, 2024).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended June 30, 2025 was an loss of ThCh$ 15,627,042 (ThCh$ 18,942,473 as of June 30, 2024). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian against the Chilean Peso, would result in a gain/loss before taxes of ThCh$ 1,562,704 (loss of ThCh$ 1,894,247 as of June 30, 2024).

The net investment in foreign subsidiaries, joint ventures and associates as of June 30, 2025 amounted to ThCh$ 500,764,675, ThCh$ 115,839,744 and ThCh$ 1,753,060 respectively (ThCh$ 553,685,601, ThCh$ 123,023,739 and ThCh$ 1,813,524 as of December 31, 2024). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 61,835,748 (ThCh$ 67,852,286 for the year ended December 31, 2024) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency swaps. As of June 30, 2025 and December 31, 2024, a 100% of the Company’s debt is at fixed interest rates.

The term and conditions of the Company’s obligations with financial institutions as of June 30, 2025, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2025, related to short and long-term debt amounted to ThCh$ 38,907,401 (ThCh$ 40,758,372 as of June 30, 2024).

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018 (See Note 2 - Summary of material accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2025, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss ThCh$ 12,492,189 (ThCh$ 5,274,747 as of June 30, 2024). Assuming a reasonably possible 3% increase/decrease in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 11,821,190 (ThCh$ 11,240,998 as of June 30, 2024).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 7% (7% as of June 30, 2024) of the direct cost of the Chile Operating segment.

For the period ended June 30, 2025 in the Chile Operation segment, the cost of cans represented approximately 17% of direct costs (21% as of June 30, 2024). In the International Business Operating segment, the cost of cans represented approximately 34% of direct raw materials costs June 30, 2025 (33% as of June 30, 2024).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 29% (29% as of June 30, 2024) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 29% (34% for the year endend December 31, 2024) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 48% (57% for the year endend December 31, 2024) of our wine supply for export came from our own vineyards.

The remaining 71% (66% for the year endend December 31, 2024) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 65% (56% for the year ended December 31, 2024) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 7% (10% as of December 31, 2024) of the total supply.

We should consider that as of June 30, 2025 wine represents 55% (52% as of June 30, 2024) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 35% (30% as of June 30, 2024).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2025 amounted to ThCh$ 587,954,141 (ThCh$ 543,728,402 as of June 30, 2024). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 32,154,705 (ThCh$ 30,630,722 as of June 30, 2024) for the Chile Operating segment, ThCh$ 11,188,556 (ThCh$ 9,297,885 as of June 30, 2024) for the International Business Operating segment and ThCh$ 5,198,062 (ThCh$ 4,841,928 as of June 30, 2024) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 60% of total trade accounts receivable (58% for the year ended December 31, 2024). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of June 30, 2025 is equivalent to 81% (83% as of December 31, 2024) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 31 days average overdue (24 as of December 31, 2024).

As of June 30, 2025, the Company has approximately 1,104 customers (1,800 as of December 31, 2024) with more than Ch$ 10 million in debt each, which altogether represent approximately 87% (89% as of December 31, 2024) of total trade accounts receivable. There are 255 customers (373 customers as of December 31, 2024) with balances in excess of Ch$ 50 million each, representing approximately 77% (78% as of December 31, 2024) of the total accounts receivable. The 87% (88% as of December 31, 2024) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2024).

As of June 30, 2025 the Company has no significant guarantees from its customers.

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of June 30, 2025, that amount to ThCh$ 6,433,538 (ThCh$ 7,785,695 for the year ended December 31, 2024), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 15% of total trade accounts receivable (11% as of December 31, 2024). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 80% (84% as of December 31, 2024) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of June 30, 2025 there were 81 customers (85 customers as of December 31, 2024) with more than ThCh$ 65,000 of debt each, which represent 94% (95% as of December 31, 2024) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 30 days average overdue (43 days average as of December 31, 2024).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of June 30, 2025. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of June 30, 2025 the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries where we operate, including, among others, income taxes and specific taxes on alcoholic and non-alcoholic beverages. An increase in the rates of these taxes, or any other tax, or changes in the regulations of them, could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The Company’s financial liabilities maturities as of June 30, 2025 and December 31, 2024 based on non-discounted contractual cash flows are summarized as follows:

As of June 30, 2025	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	127,007,416	82,446,469	11,313,076	34,158,085	2,120,856	2,060,478	132,098,964
Bond payable	1,058,238,253	14,487,632	45,806,056	90,168,128	138,987,708	1,054,643,079	1,344,092,603
Lease liabilities	50,851,968	3,615,784	8,812,121	16,872,626	8,922,155	29,056,853	67,279,539
Deposits for return of bottles and containers	11,869,757	-	11,869,757	-	-	-	11,869,757
Sub-Total	1,247,967,394	100,549,885	77,801,010	141,198,839	150,030,719	1,085,760,410	1,555,340,863
Derivatives
Derivatives not designated as hedges	4,445,559	-	4,445,559	-	-	-	4,445,559
Derivatives designated as hedges	11,232,404	1,375,216	1,331,524	5,428,044	5,413,480	-	13,548,264
Sub-Total	15,677,963	1,375,216	5,777,083	5,428,044	5,413,480	-	17,993,823
Total	1,263,645,357	101,925,101	83,578,093	146,626,883	155,444,199	1,085,760,410	1,573,334,686

(*) See current and non-current book value in Note 7 - Financial Instruments.

As of December 31, 2024	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	207,904,935	27,660,050	22,865,553	80,529,312	104,271,082	4,918,795	240,244,792
Bond payable	1,157,437,074	15,010,590	103,735,572	106,227,041	62,491,195	1,177,559,067	1,465,023,465
Lease liabilities	49,233,868	3,217,880	7,862,529	13,956,205	8,530,907	26,162,114	59,729,635
Deposits for return of bottles and containers	11,772,459	-	11,772,459	-	-	-	11,772,459
Sub-Total	1,426,348,336	45,888,520	146,236,113	200,712,558	175,293,184	1,208,639,976	1,776,770,351
Derivatives
Derivatives not designated as hedges	652,079	652,079	-	-	-	-	652,079
Derivatives designated as hedges	12,667,177	1,359,777	2,833,330	5,526,492	5,541,056	-	15,260,655
Sub-Total	13,319,256	2,011,856	2,833,330	5,526,492	5,541,056	-	15,912,734
Total	1,439,667,592	47,900,376	149,069,443	206,239,050	180,834,240	1,208,639,976	1,792,683,085

(*) See current and non-current book value in Note 7 - Financial Instruments.

F-41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented within are presented within Others. Additionally, under Others, the elimination of transactions carried out between segments is presented.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

a)	Information as per operating segments for the six months ended June 30, 2025 and 2024:

	Chile		International Business		Wines		Others		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	871,966,073	833,970,029	379,794,264	288,399,506	123,872,265	117,959,596	4,488	6,854	1,375,637,090	1,240,335,985
Others income	12,360,296	8,682,415	4,345,352	16,683,502	3,484,998	3,569,418	1,756,756	1,394,143	21,947,402	30,329,478
Sales revenue between segments	20,715,389	14,899,898	217,868	172,286	9,107,807	9,360,754	(30,041,064)	(24,432,938)	-	-
Net sales	905,041,758	857,552,342	384,357,484	305,255,294	136,465,070	130,889,768	(28,279,820)	(23,031,941)	1,397,584,492	1,270,665,463
Change %	5.5	-	25.9	-	4.3	-	-	-	10.0	-
Cost of sales	(506,011,204)	(474,092,928)	(206,531,327)	(169,601,516)	(85,334,303)	(79,419,137)	19,305,372	14,688,135	(778,571,462)	(708,425,446)
% of Net sales	55.9	55.3	53.7	55.6	62.5	60.7	-	-	55.7	55.8
Gross margin	399,030,554	383,459,414	177,826,157	135,653,778	51,130,767	51,470,631	(8,974,448)	(8,343,806)	619,013,030	562,240,017
% of Net sales	44.1	44.7	46.3	44.4	37.5	39.3	-	-	44.3	44.2
MSD&A (1)	(309,021,885)	(301,711,102)	(193,358,590)	(157,500,376)	(40,042,522)	(40,768,934)	(4,054,181)	(3,672,530)	(546,477,178)	(503,652,942)
% of Net sales	34.1	35.2	50.3	51.6	29.3	31.1	-	-	39.1	39.6
Others operating income (expenses)	445,422	808,673	(398,960)	379,872	594,976	341,078	1,366,294	31,241,366	2,007,732	32,770,989
Adjusted operating result (2)	90,454,091	82,556,985	(15,931,393)	(21,466,726)	11,683,221	11,042,775	(11,662,335)	19,225,030	74,543,584	91,358,064
Change %	9.6	-	(25.8)	-	5.8	-	-	-	(18.4)	-
% of Net sales	10.0	9.6	(4.1)	(7.0)	8.6	8.4	-	-	5.3	7.2
Net financial expense	-	-	-	-	-	-	-	-	(21,429,387)	(18,951,288)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(7,582,928)	(5,895,482)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	1,472,725	(8,465,808)
Result as per adjustment units	-	-	-	-	-	-	-	-	(12,492,189)	(5,274,747)
Other gains (losses)	-	-	-	-	-	-	-	-	(16,909,779)	(4,192,065)
Income before taxes									17,602,026	48,578,674
Income tax (expense) benefit									32,673,408	13,279,541
Net income for period (4)									50,275,434	61,858,215
Non-controlling interests									3,715,848	4,615,231
Net income attributable to equity holders of the parent									46,559,586	57,242,984
Depreciation and amortization	46,250,682	40,763,274	24,022,244	23,191,911	6,194,190	6,042,866	360,632	1,528,693	76,827,748	71,526,744
ORBDA (3)	136,704,773	123,320,259	8,090,851	1,725,185	17,877,411	17,085,641	(11,301,703)	20,753,723	151,371,332	162,884,808
Change %	10.9	-	369.0	-	4.6	-	-	-	(7.1)	-
% of Net sales	15.1	14.4	2.1	0.6	13.1	13.1	-	-	10.8	12.8

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
(4)	The sale of a portion of land located in the district of Quilicura, Metropolitan Region, as described in Note 14 - Non-current assets held for sale, letter a), generated an increase in ROADA of ThCh$ 28,668,933 and effect on net income of ThCh$ 20,928,321 in the consolidated results as of June 2024.

F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

b)	Information as per operating segments for the three period ended June 30, 2025 and 2024:

	Chile		International Business		Wines		Others		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	371,949,928	342,508,294	127,684,939	104,384,629	70,078,585	64,423,223	3,089	6,855	569,716,541	511,323,001
Others income	5,077,385	4,118,123	557,195	6,522,150	1,761,842	2,088,778	2,800,938	589,429	10,197,360	13,318,480
Sales revenue between segments	12,219,854	9,049,235	85,435	94,766	4,603,131	5,612,557	(16,908,420)	(14,756,558)	-	-
Net sales	389,247,167	355,675,652	128,327,569	111,001,545	76,443,558	72,124,558	(14,104,393)	(14,160,274)	579,913,901	524,641,481
Change %	9.4	-	15.6	-	6.0	-	-	-	10.5	-
Cost of sales	(224,991,934)	(209,668,371)	(80,638,163)	(71,319,497)	(47,684,909)	(43,391,425)	10,232,726	9,851,173	(343,082,280)	(314,528,120)
% of Net sales	57.8	58.9	62.8	64.3	62.4	60.2	-	-	59.2	60.0
Gross margin	164,255,233	146,007,281	47,689,406	39,682,048	28,758,649	28,733,133	(3,871,667)	(4,309,101)	236,831,621	210,113,361
% of Net sales	42.2	41.1	37.2	35.7	37.6	39.8	-	-	40.8	40.0
MSD&A (1)	(143,769,541)	(140,796,311)	(84,358,969)	(76,311,621)	(20,792,122)	(21,591,669)	(4,590,178)	(997,972)	(253,510,810)	(239,697,573)
% of Net sales	36.9	39.6	65.7	68.7	27.2	29.9	-	-	43.7	45.7
Others operating income (expenses)	(257,659)	521,761	(1,047,247)	192,041	295,590	171,015	348,836	31,143,264	(660,480)	32,028,081
Adjusted operating result (2)	20,228,033	5,732,731	(37,716,810)	(36,437,532)	8,262,117	7,312,479	(8,113,009)	25,836,191	(17,339,669)	2,443,869
Change %	252.9	-	(3.5)	-	13.0	-	-	-	(809.5)	-
% of Net sales	5.2	1.6	(29.4)	(32.8)	10.8	10.1	-	-	(3.0)	0.5
Net financial expense	-	-	-	-	-	-	-	-	(10,172,462)	(12,285,991)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(6,064,957)	(2,577,643)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	1,916,962	1,628
Result as per adjustment units	-	-	-	-	-	-	-	-	(6,474,768)	(3,395,306)
Other gains (losses)	-	-	-	-	-	-	-	-	(9,465,320)	(5,256,413)
Income before taxes									(47,600,214)	(21,069,856)
Income tax (expense) benefit									36,387,682	27,900,465
Net income for period (4)									(11,212,532)	6,830,609
Non-controlling interests									5,490	1,790,357
Net income attributable to equity holders of the parent									(11,218,022)	5,040,252
Depreciation and amortization	22,076,800	20,854,188	10,824,548	12,065,011	3,023,370	3,106,196	1,232,234	252,296	37,156,952	36,277,691
ORBDA (3)	42,304,833	26,586,919	(26,892,262)	(24,372,521)	11,285,487	10,418,675	(6,880,775)	26,088,487	19,817,283	38,721,560
Change %	59.1	-	10.3	-	8.3	-	-	-	(48.8)	-
% of Net sales	10.9	7.5	(21.0)	(22.0)	14.8	14.4	-	-	3.4	7.4

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
(4)	The sale of a portion of land located in the district of Quilicura, Metropolitan Region, as described in Note 14 - Non-current assets held for sale, letter a), generated an increase in ROADA of ThCh$ 28,668,933 and effect on net income of ThCh$ 20,928,321 in the consolidated results as of June 2024.

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Sales information by geographic location

Net sales per geographical location	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Chile (1)	999,213,698	950,957,586	442,325,244	405,202,553
Argentina (2)	324,225,406	252,532,657	108,151,912	89,226,295
Uruguay	15,818,638	16,671,723	6,746,272	7,043,179
Paraguay	48,762,975	37,843,217	22,653,604	17,256,168
Bolivia	9,563,775	12,660,280	36,869	5,913,286
Foreign countries	398,370,794	319,707,877	137,588,657	119,438,928
Total	1,397,584,492	1,270,665,463	579,913,901	524,641,481

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Domestic sales	1,330,126,220	1,208,460,971	541,743,318	491,877,420
Exports sales	67,458,272	62,204,492	38,170,583	32,764,061
Total	1,397,584,492	1,270,665,463	579,913,901	524,641,481

Sales information by product category

Sales information by product category	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Alcoholic business	878,391,607	779,894,808	355,739,981	316,863,810
Non-alcoholic business	497,245,483	460,441,177	213,976,560	194,459,191
Others (1)	21,947,402	30,329,478	10,197,360	13,318,480
Total	1,397,584,492	1,270,665,463	579,913,901	524,641,481

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	46,250,682	40,763,274	22,076,800	20,854,188
International Business operating segment	24,022,244	23,191,911	10,824,548	12,065,011
Wines operating segment	6,194,190	6,042,866	3,023,370	3,106,196
Others (1)	360,632	1,528,693	1,232,234	252,296
Total	76,827,748	71,526,744	37,156,952	36,277,691

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Cash flows Operating Segments

Cash flows Operating Segments	For the six-months periods ended as of June 30,
	2025	2024
	ThCh$	ThCh$
Cash flows from operating activities	98,169,005	86,683,789
Chile operating segment	127,073,616	81,930,129
International business operating segment	4,860,228	(27,973,785)
Wines operating segment	5,505,879	18,914,577
Others (1)	(39,270,718)	13,812,868

Cash flows from investing activities	(65,479,723)	(45,273,619)
Chile operating segment	(34,323,817)	(3,311,332)
International business operating segment	(17,325,085)	(21,708,522)
Wines operating segment	(4,225,934)	(6,598,947)
Others (1)	(9,604,887)	(13,654,818)

Cash flows from financing activities	(189,035,554)	(44,445,923)
Chile operating segment	(37,112,563)	(97,974,274)
International business operating segment	7,227,598	59,925,442
Wines operating segment	(5,203,068)	(14,231,701)
Others (1)	(153,947,521)	7,834,610

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and intangible assets)	For the six-months periods ended as of June 30,
	2025	2024
	ThCh$	ThCh$
Chile operating segment	35,627,628	52,700,111
International Business operating segment	19,769,104	21,840,114
Wines operating segment	4,235,231	6,610,739
Others (1)	9,597,133	2,785,435
Total	69,229,096	83,936,399

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chile operating segment	1,662,116,696	1,801,212,657
International Business operating segment	791,883,060	987,649,086
Wines operating segment	451,148,044	459,435,444
Others (1)	607,807,179	741,419,803
Total	3,512,954,979	3,989,716,990

(1)	Includes assets corresponding to the Corporate Support Units.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Assets per geographic location

Assets per geographical location	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chile (1)	2,664,800,163	2,940,871,838
Argentina (2)	743,753,773	900,201,584
Uruguay	40,007,942	41,006,180
Paraguay	40,971,329	56,257,348
Bolivia	20,841,704	47,985,109
Others (3)	2,580,068	3,394,931
Total	3,512,954,979	3,989,716,990

(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT US LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Liabilities as per operating segments

Liabilities as per Operating segment	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chile operating segment	543,948,553	776,980,472
International Business operating segment	324,676,606	456,260,455
Wines operating segment	157,129,360	165,011,985
Others (1)	876,837,801	918,948,768
Total	1,902,592,320	2,317,201,680

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of our Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended June 30, 2025 and 2024:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Net income of period	50,275,434	61,858,215	(11,212,532)	6,830,609
Add (Subtract):
Other gains (losses)	16,909,779	4,192,065	9,465,320	5,256,413
Finance income	(17,478,014)	(21,807,084)	(7,982,055)	(9,103,863)
Finance costs	38,907,401	40,758,372	18,154,517	21,389,854
Share of net income (loss) of joint ventures and associates accounted for using the equity method	7,582,928	5,895,482	6,064,957	2,577,643
Gains (losses) on exchange differences	(1,472,725)	8,465,808	(1,916,962)	(1,628)
Result as per adjustment units	12,492,189	5,274,747	6,474,768	3,395,306
Income tax (expense) benefit	(32,673,408)	(13,279,541)	(36,387,682)	(27,900,465)
Adjusted operating result	74,543,584	91,358,064	(17,339,669)	2,443,869
Depreciation and amortization	76,827,748	71,526,744	37,156,952	36,277,691
ORBDA	151,371,332	162,884,808	19,817,283	38,721,560

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(270,169,675)	(247,689,360)	(121,478,426)	(112,936,630)
Administrative expenses	(107,139,653)	(84,770,584)	(54,706,522)	(56,689,940)
Others expenses by function	(173,423,490)	(172,163,634)	(79,374,070)	(70,719,768)
Others expenses included in ´Others expenses by function´	4,255,640	970,636	2,048,208	648,765
Total MSD&A	(546,477,178)	(503,652,942)	(253,510,810)	(239,697,573)

Note 7    Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of June 30, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	521,025	-	3,844,406	-
Marketable securities and investments in other companies	1,018,732	-	822,287	-
Derivatives designated as hedges	7,059,202	28,726,641	7,232,588	30,060,601
Total others financial assets	8,598,959	28,726,641	11,899,281	30,060,601
Accounts receivable - trade and other current receivables (net)	336,883,190	6,668,221	506,711,173	5,966,414
Accounts receivable from related parties	12,334,713	207,639	15,501,990	844,344
Total accounts receivables	349,217,903	6,875,860	522,213,163	6,810,758
Sub-Total financial assets	357,816,862	35,602,501	534,112,444	36,871,359
Cash and cash equivalents	511,260,232	-	707,122,815	-
Total financial assets	869,077,094	35,602,501	1,241,235,259	36,871,359
Bank borrowings	92,000,970	35,006,446	41,257,611	166,647,324
Bond payable	40,903,250	1,017,335,003	98,433,154	1,059,003,920
Deposits for return of bottles and containers	11,869,757	-	11,772,459	-
Total financial liabilities measured at amortized cost	144,773,977	1,052,341,449	151,463,224	1,225,651,244
Derivatives not designated as hedges	4,445,559	-	652,079	-
Derivatives designated as hedges	2,617,115	8,615,289	4,086,699	8,580,478
Total financial derivative liabilities	7,062,674	8,615,289	4,738,778	8,580,478
Total others financial liabilities (*)	151,836,651	1,060,956,738	156,202,002	1,234,231,722
Lease Liabilities	9,314,383	41,537,585	9,451,551	39,782,317
Total lease liabilities (**)	9,314,383	41,537,585	9,451,551	39,782,317
Trade and other current payables	370,508,015	160,671	514,887,185	45,275
Accounts payable to related parties	27,502,550	-	36,417,518	-
Total commercial obligations and other accounts payable	398,010,565	160,671	551,304,703	45,275
Total financial liabilities	559,161,599	1,102,654,994	716,958,256	1,274,059,314

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Interim Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of June 30, 2025		As of December 31, 2024
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	521,025	521,025	3,844,406	3,844,406
Marketable securities and investments in other companies	1,018,732	1,018,732	822,287	822,287
Derivatives designated as hedges	35,785,843	35,785,843	37,293,189	37,293,189
Total others financial assets	37,325,600	37,325,600	41,959,882	41,959,882
Accounts receivavble - trade and other current receivables (net)	343,551,411	343,551,411	512,677,587	512,677,587
Accounts receivable from related parties	12,542,352	12,542,352	16,346,334	16,346,334
Total accounts receivables	356,093,763	356,093,763	529,023,921	529,023,921
Sub-Total financial assets	393,419,363	393,419,363	570,983,803	570,983,803
Cash and cash equivalents	511,260,232	511,260,232	707,122,815	707,122,815
Total financial assets	904,679,595	904,679,595	1,278,106,618	1,278,106,618
Bank borrowings	127,007,416	127,737,126	207,904,935	215,234,323
Bond payable	1,058,238,253	958,723,389	1,157,437,074	1,065,681,949
Deposits for return of bottles and containers	11,869,757	11,869,757	11,772,459	11,772,459
Total financial liabilities measured at amortized cost	1,197,115,426	1,098,330,272	1,377,114,468	1,292,688,731
Derivatives not designated as hedges	4,445,559	4,445,559	652,079	652,079
Derivatives designated as hedges	11,232,404	11,232,404	12,667,177	12,667,177
Total financial derivative liabilities	15,677,963	15,677,963	13,319,256	13,319,256
Total others financial liabilities (*)	1,212,793,389	1,114,008,235	1,390,433,724	1,306,007,987
Lease Liabilities	50,851,968	50,851,968	49,233,868	49,233,868
Total lease liabilities (**)	50,851,968	50,851,968	49,233,868	49,233,868
Trade and other current payables	370,668,686	370,668,686	514,932,460	514,932,460
Accounts payable to related parties	27,502,550	27,502,550	36,417,518	36,417,518
Total commercial obligations and other accounts payable	398,171,236	398,171,236	551,349,978	551,349,978
Total financial liabilities	1,661,816,593	1,563,031,439	1,991,017,570	1,906,591,833

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers, put option liability and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value. The financial liability under the Option Contract is measured initially and subsequently using level 3 inputs by determining the fair value of the market price for the exercise of the 44.99% share option, discounted to present value using the Company's risk rate.

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

b)	Financial instruments by category:

As of June 30, 2025	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	521,025	-	-	521,025
Marketable securities and investments in other companies	1,018,732	-	-	1,018,732
Derivatives designated as hedges	-	-	35,785,843	35,785,843
Total others financial assets	1,539,757	-	35,785,843	37,325,600
Cash and cash equivalents	-	511,260,232	-	511,260,232
Trade and other receivable	-	343,551,411	-	343,551,411
Accounts receivable from related parties	-	12,542,352	-	12,542,352
Total financial assets	1,539,757	867,353,995	35,785,843	904,679,595

As of June 30, 2025	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	127,007,416	127,007,416
Bond payable	-	-	1,058,238,253	1,058,238,253
Deposits for return of bottles and containers	-	-	11,869,757	11,869,757
Derivatives not designated as hedges	4,445,559	-	-	4,445,559
Derivatives designated as hedges	-	11,232,404	-	11,232,404
Total Others financial liabilities	4,445,559	11,232,404	1,197,115,426	1,212,793,389
Lease liabilities	-	-	50,851,968	50,851,968
Trade and other current payables	-	-	370,668,686	370,668,686
Accounts payable to related parties	-	-	27,502,550	27,502,550
Total financial liabilities	4,445,559	11,232,404	1,646,138,630	1,661,816,593

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

As of December 31, 2024	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	3,844,406	-	-	3,844,406
Marketable securities and investments in other companies	822,287	-	-	822,287
Derivatives designated as hedges	-	-	37,293,189	37,293,189
Total others financial assets	4,666,693	-	37,293,189	41,959,882
Cash and cash equivalents	-	707,122,815	-	707,122,815
Trade and other receivable	-	512,677,587	-	512,677,587
Accounts receivable from related parties	-	16,346,334	-	16,346,334
Total financial assets	4,666,693	1,236,146,736	37,293,189	1,278,106,618

As of December 31, 2024	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	207,904,935	207,904,935
Bond payable	-	-	1,157,437,074	1,157,437,074
Deposits for return of bottles and containers	-	-	11,772,459	11,772,459
Derivatives not designated as hedges	652,079	-	-	652,079
Derivatives designated as hedges	-	12,667,177	-	12,667,177
Total Others financial liabilities	652,079	12,667,177	1,377,114,468	1,390,433,724
Lease liabilities	-	-	49,233,868	49,233,868
Trade and other current payables	-	-	514,932,460	514,932,460
Accounts payable to related parties	-	-	36,417,518	36,417,518
Total financial liabilities	652,079	12,667,177	1,977,698,314	1,991,017,570

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each period, are detailed as follows:

	As of June 30, 2025				As of December 31, 2024
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	3,500	35,785,843	11,232,404	2	3,500	36,218,088	11,237,316
Less than a year	-	-	7,059,202	2,617,115			6,157,487	2,656,838
Between 1 and 5 years	2	3,500	8,317,648	8,615,289			11,634,471	8,580,478
More than 5 years	-	-	20,408,993	-			18,426,130	-
Cross currency swaps UF/EURO	-	-	-	-	1	296	1,075,101	-
Less than a year	-	-	-	-			1,075,101	-
Cross currency swaps UF/USD	-	-	-	-	1	479	-	1,429,861
Less than a year	-	-	-	-			-	1,429,861
Subtotal hedging derivatives	2		35,785,843	11,232,404	4		37,293,189	12,667,177
Forwards USD	30	270,162	219,227	4,361,241	24	156,838	3,783,635	531,473
Less than a year	30	270,162	219,227	4,361,241		156,838	3,783,635	531,473
Forwards Euro	14	34,561	278,144	76,153	9	12,876	26,092	103,889
Less than a year	14	34,561	278,144	76,153	9	12,876	26,092	103,889
Forwards CAD	9	3,050	5,438	6,051	1	1,830	-	7,347
Less than a year	9	3,050	5,438	6,051	1	1,830	-	7,347
Forwards GBP	6	832	17,759	2,114	7	1,192	33,795	9,370
Less than a year	6	832	17,759	2,114	7	1,192	33,795	9,370
Forwards CHF	1	140	457	-	1	140	884	-
Less than a year	1	140	457	-	1	140	884	-
Subtotal derivatives with effects on income	60		521,025	4,445,559	42		3,844,406	652,079
Total instruments	62		36,306,868	15,677,963	46		41,137,595	13,319,256

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

In the case of Cross Currency Swap, these qualify as cash flow hedges associated with obligations with the public, disclosed in Note 21 - Other financial liabilities.

As of June 30, 2025
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	86,423,982	CLP	77,247,393	9,176,589	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	58,856,055	CLP	43,479,205	15,376,850	06-01-2027

As of December 31, 2024
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	83,301,885	CLP	76,113,071	7,188,814	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	71,789,705	CLP	53,997,747	17,791,958	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	18,426,380	USD	19,856,241	(1,429,861)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	11,404,060	EUR	10,328,959	1,075,101	06-02-2025

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the period ended June 30, 2025 a charge before income taxes of ThCh$ 127,306 (credit of ThCh$ 2,491,664 as of June 30, 2024), related to the fair value of derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The fair value of financial instruments recorded at fair value in the Interim Consolidated Financial Statements, is detailed as follows:

As of June 30, 2025	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	521,025	-	521,025	-
Marketable securities and investments in other companies	1,018,732	1,018,732	-	-
Derivatives designated as hedges	35,785,843	-	35,785,843	-
Total others financial assets	37,325,600	1,018,732	36,306,868	-
Derivatives not designated as hedges	4,445,559	-	4,445,559	-
Derivative designated as hedges	11,232,404	-	11,232,404	-
Total financial derivative liabilities	15,677,963	-	15,677,963	-

As of December 31, 2024	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	3,844,406	-	3,844,406	-
Marketable securities and investments in other companies	822,287	822,287	-	-
Derivatives designated as hedges	37,293,189	-	37,293,189	-
Total others financial assets	41,959,882	822,287	41,137,595	-
Derivatives not designated as hedges	652,079	-	652,079	-
Derivative designated as hedges	12,667,177	-	12,667,177	-
Total financial derivative liabilities	13,319,256	-	13,319,256	-

During the period ended June 30, 2025, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 8    Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Cash on hand	268,118	358,534
Bank balances	170,550,783	400,213,133
Cash	170,818,901	400,571,667
Time deposits	263,986,979	222,861,432
Securities purchased under resale agreements	63,826,954	57,570,583
Investments in mutual funds	12,627,398	26,119,133
Short term investments classified as cash equivalents	76,454,352	83,689,716
Cash equivalents	340,441,331	306,551,148
Total	511,260,232	707,122,815

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The composition of cash and cash equivalents by currency as of June 30, 2025, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	79,711	808	-	3,218	-	-	184,381	-	268,118
Bank balances	32,153,830	130,265,518	1,458,507	2,618,746	1,885,053	930,958	363,059	875,112	170,550,783
Cash	32,233,541	130,266,326	1,458,507	2,621,964	1,885,053	930,958	547,440	875,112	170,818,901
Time deposits	-	260,914,538	-	-	3,072,441	-	-	-	263,986,979
Securities purchased under resale agreements	63,826,954	-	-	-	-	-	-	-	63,826,954
Investments in mutual funds	103,914	791,142	-	11,731,586	-	756	-	-	12,627,398
Short term investments classified as cash equivalents	63,930,868	791,142	-	11,731,586	-	756	-	-	76,454,352
Cash equivalents	63,930,868	261,705,680	-	11,731,586	3,072,441	756	-	-	340,441,331
Total	96,164,409	391,972,006	1,458,507	14,353,550	4,957,494	931,714	547,440	875,112	511,260,232

The composition of cash and cash equivalents by currency as of December 31, 2024, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	76,230	778	-	4,246	-	-	277,280	-	358,534
Bank balances	73,236,943	309,986,854	2,520,585	7,291,966	1,864,837	2,795,042	929,088	1,587,818	400,213,133
Cash	73,313,173	309,987,632	2,520,585	7,296,212	1,864,837	2,795,042	1,206,368	1,587,818	400,571,667
Time deposits	-	222,589,479	-	-	271,953	-	-	-	222,861,432
Securities purchased under resale agreements	57,570,583	-	-	-	-	-	-	-	57,570,583
Investments in mutual funds	221,200	199,256	-	23,252,691	-	2,445,986	-	-	26,119,133
Short term investments classified as cash equivalents	57,791,783	199,256	-	23,252,691	-	2,445,986	-	-	83,689,716
Cash equivalents	57,791,783	222,788,735	-	23,252,691	271,953	2,445,986	-	-	306,551,148
Total	131,104,956	532,776,367	2,520,585	30,548,903	2,136,790	5,241,028	1,206,368	1,587,818	707,122,815

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The composition of time deposits is detailed as follows:

As of June 30, 2025:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	06-25-2025	07-02-2025	UYU	1,064,136	0.58
Citibank - Uruguay	06-30-2025	07-01-2025	UYU	1,180,700	0.56
Citibank - Uruguay	06-20-2025	07-04-2025	USD	1,431,418	0.33
HSBC Bank S.A. - Uruguay	06-23-2025	07-23-2025	UYU	591,237	0.67
Scotiabank - Uruguay	06-23-2025	07-23-2025	UYU	236,368	0.56
Sumitomo Mitsui Banking Corporation - United States	04-28-2025	07-03-2025	USD	162,374,183	0.37
The Bank Of Nova Scotia Toronto - Canada	06-02-2025	08-29-2025	USD	49,446,718	0.39
The Bank Of Nova Scotia Toronto - Canada	06-23-2025	09-11-2025	USD	47,662,219	0.39
Total				263,986,979

As of December 31, 2024:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-27-2024	01-03-2025	UYU	1,495,089	0.63
Citibank - Uruguay	12-17-2024	01-18-2025	UYU	271,554	0.43
Sumitomo Mitsui Banking Corporation - United States	12-27-2024	02-27-2025	USD	169,500,536	0.37
The Bank Of Nova Scotia Toronto - Canada	11-29-2024	01-31-2025	USD	51,594,253	0.39
Total				222,861,432

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The composition of securities purchased under resale agreements is detailed as follows:

As of June 30, 2025:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
Banchile Corredores de Bolsa S.A.	Banco Central de Chile	06-30-2025	07-01-2025	CLP	7,434,223	0.42
Banchile Corredores de Bolsa S.A.	Banco Central de Chile	06-30-2025	07-01-2025	CLP	929,278	0.42
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	06-30-2025	07-01-2025	CLP	65,777	0.42
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	06-30-2025	07-01-2025	CLP	20,722	0.42
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	06-26-2025	07-01-2025	CLP	1,489,020	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	06-26-2025	07-03-2025	CLP	500,273	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	06-24-2025	07-01-2025	CLP	301,807	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	06-24-2025	07-01-2025	CLP	689,825	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	06-24-2025	07-01-2025	CLP	9,188	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	06-24-2025	07-03-2025	CLP	1,050,861	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	06-24-2025	07-01-2025	CLP	600,492	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	06-24-2025	07-03-2025	CLP	800,656	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	06-25-2025	07-03-2025	CLP	750,513	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	06-24-2025	07-01-2025	CLP	4,003,280	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	06-26-2025	07-01-2025	CLP	8,437	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	06-26-2025	07-01-2025	CLP	653,719	0.41
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	06-27-2025	07-01-2025	CLP	4,986,568	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	06-27-2025	07-01-2025	CLP	15,432	0.40
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	06-26-2025	07-01-2025	CLP	841,689	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	06-26-2025	07-01-2025	CLP	559,105	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	06-27-2025	07-01-2025	CLP	2,100,882	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	06-27-2025	07-01-2025	CLP	820,597	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	06-27-2025	07-01-2025	CLP	10,075,237	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	06-27-2025	07-01-2025	CLP	2,674,870	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	06-27-2025	07-01-2025	CLP	6,728,491	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	06-27-2025	07-01-2025	CLP	1,282,410	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	06-26-2025	07-01-2025	CLP	600,340	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	06-27-2025	07-01-2025	CLP	200,084	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	06-27-2025	07-01-2025	CLP	800,336	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	06-27-2025	07-01-2025	CLP	50,304	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	06-27-2025	07-01-2025	CLP	867,395	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	06-27-2025	07-01-2025	CLP	989,536	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	06-27-2025	07-01-2025	CLP	1,060,875	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	06-27-2025	07-01-2025	CLP	1,110,076	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	06-27-2025	07-01-2025	CLP	3,877,486	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	06-27-2025	07-01-2025	CLP	2,048,527	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	06-27-2025	07-01-2025	CLP	9,331	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	06-27-2025	07-01-2025	CLP	318,262	0.42
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	06-27-2025	07-01-2025	CLP	2,501,050	0.42
Total					63,826,954

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

As of December 31, 2024:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2024	01-07-2025	CLP	4,083,818	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2024	01-07-2025	CLP	4,410,111	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	896,018	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	4,523	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	413,911	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	1,086,468	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	14,194	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	80,644	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	1,220,137	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-07-2025	CLP	150,090	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-07-2025	CLP	1,837,442	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2024	01-07-2025	CLP	7,332	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2024	01-02-2025	CLP	2,949,259	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2024	01-02-2025	CLP	1,184	0.45
BCI Corredores de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2024	01-02-2025	CLP	996,877	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2024	01-02-2025	CLP	499,111	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	1,664,112	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	291,480	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	235,893	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	115,219	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	36,685	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	238,387	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	3,854	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	20,224	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	25,272	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	275,970	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	12-30-2024	01-02-2025	CLP	2,998,921	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	12-30-2024	01-07-2025	CLP	5,000,800	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	500,375	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	12-26-2024	01-02-2025	CLP	1,200,900	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-30-2024	01-02-2025	CLP	1,500,240	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	1,494	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	3,501,131	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-30-2024	01-07-2025	CLP	1,505,371	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-30-2024	01-07-2025	CLP	8,796,277	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	250,323	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	305,758	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-26-2024	01-02-2025	CLP	4,003,000	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-30-2024	01-02-2025	CLP	1,559	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	318,162	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	428,029	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	699,228	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	639,713	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	1,838,316	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	2,522,771	0.48
Total					57,570,583

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Payments for business acquisitions are detailed as follows:

	For the six-months periods ended as of June 30,
	2025	2024
	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	-	10,658,097
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (2)	-	31,549,348
Cash flows used to obtain control of subsidiaries or other businesses (3)	-	500,000
	-	42,707,445

(1)	See Note 16 - Investments accounted for using equity method, number (2).
(2)	See Note 1 - General Information, letter C), number (3).
(3)	See Note 11 - Accounts and transactions with related parties, number (7).

Note 9    Other non-financial assets

The Company maintained the following other non-financial assets:

	As of June 30, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	6,753,243	2,362,010	3,733,396	91,829
Advertising	14,067,918	6,332,869	13,826,543	10,728,679
Advances to suppliers	8,962,834	-	9,039,012	-
Prepaid expenses	4,582,152	3,497,219	2,609,228	2,671,728
Total advances	34,366,147	12,192,098	29,208,179	13,492,236
Guarantees paid	6,143	152,746	6,898	172,873
Consumables	1,051,156	-	1,074,281	-
Dividends receivable	427,913	-	854,084	-
Others	-	9,542	-	9,127
Total others assets	1,485,212	162,288	1,935,263	182,000
Total	35,851,359	12,354,386	31,143,442	13,674,236

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of June 30, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	148,092,349	-	237,369,286	-
International business operating segment	68,107,999	-	138,558,576	-
Wines operating segment	57,890,641	-	68,720,452	-
Total commercial debtors	274,090,989	-	444,648,314	-
Impairment loss estimate	(6,433,538)	-	(7,785,695)	-
Total commercial debtors - net	267,657,451	-	436,862,619	-
Others accounts receivables	69,225,739	6,668,221	69,848,554	5,966,414
Total other accounts receivable	69,225,739	6,668,221	69,848,554	5,966,414
Total	336,883,190	6,668,221	506,711,173	5,966,414

The Company’s accounts receivable are denominated in the following currencies:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chilean Peso	210,040,510	299,240,865
Argentine Peso	62,717,302	121,581,952
US Dollar	37,345,369	52,213,269
Euro	10,572,269	7,817,297
Unidad de Fomento	2,327,104	2,606,146
Uruguayan Peso	5,218,829	8,684,460
Paraguayan Guarani	11,339,712	15,086,724
Bolivian	1,310,947	3,385,594
Others currencies	2,679,369	2,061,280
Total	343,551,411	512,677,587

The detail of the accounts receivable maturities as of June 30, 2025, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	148,092,349	138,335,853	4,556,627	1,873,342	1,562,818	1,763,709
International business operating segment	68,107,999	59,015,378	7,527,427	595,115	43,465	926,614
Wines operating segment	57,890,641	53,841,654	3,452,150	157,171	332,668	106,998
Total commercial debtors	274,090,989	251,192,885	15,536,204	2,625,628	1,938,951	2,797,321
Impairment loss estimate	(6,433,538)	(1,003,376)	(898,791)	(832,567)	(1,173,924)	(2,524,880)
Total commercial debtors - net	267,657,451	250,189,509	14,637,413	1,793,061	765,027	272,441
Others accounts receivables	69,225,739	68,828,286	152,574	180,538	43,941	20,400
Total other accounts receivable	69,225,739	68,828,286	152,574	180,538	43,941	20,400
Total current	336,883,190	319,017,795	14,789,987	1,973,599	808,968	292,841
Others accounts receivables	6,668,221	6,668,221	-	-	-	-
Total non-current	6,668,221	6,668,221	-	-	-	-

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The detail of the accounts receivable maturities as of December 31, 2024 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	237,369,286	227,786,575	5,823,766	1,143,994	1,430,423	1,184,528
International business operating segment	138,558,576	125,878,604	10,979,515	58,512	515,247	1,126,698
Wines operating segment	68,720,452	61,101,828	7,123,480	359,386	45,864	89,894
Total commercial debtors	444,648,314	414,767,007	23,926,761	1,561,892	1,991,534	2,401,120
Impairment loss estimate	(7,785,695)	(2,433,055)	(816,441)	(708,190)	(1,720,870)	(2,107,139)
Total commercial debtors - net	436,862,619	412,333,952	23,110,320	853,702	270,664	293,981
Others accounts receivables	69,848,554	69,335,509	189,703	164,757	97	158,488
Total other accounts receivable	69,848,554	69,335,509	189,703	164,757	97	158,488
Total current	506,711,173	481,669,461	23,300,023	1,018,459	270,761	452,469
Others accounts receivables	5,966,414	5,966,414	-	-	-	-
Total non-current	5,966,414	5,966,414	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of June 30, 2025, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 20% (22% as of December 31, 2024) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 - Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of June 30, 2025			As of December 31, 2024
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
		ThCh$	ThCh$		ThCh$	ThCh$
Up to date	0.09%	320,021,171	(1,003,376)	0.09%	484,102,516	(2,433,055)
0 to 3 months	22.16%	15,688,778	(898,791)	22.16%	24,116,464	(816,441)
3 to 6 months	61.53%	2,806,166	(832,567)	61.53%	1,726,649	(708,190)
6 to 12 months	100.00%	1,982,892	(1,173,924)	100.00%	1,991,631	(1,720,870)
More than 12 months	100.00%	2,817,721	(2,524,880)	100.00%	2,559,608	(2,107,139)
Total		343,316,728	(6,433,538)		514,496,868	(7,785,695)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write-off normally takes more than 1 year.

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The movement of the impairment losses provision for accounts receivable is as follows:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Balance at the beginning of year	(7,785,695)	(7,751,305)
Estimate of expected credit losses up 12 months	(692,170)	(2,339,099)
Estimate of expected credit losses longer than 12 months	(99,454)	(74,570)
Impairment provision of accounts receivable	(791,624)	(2,413,669)
Uncollectible accounts	311,829	987,556
Add back of unused provisions	989,932	1,694,001
Estimates resulting from business combinations (1)	-	(441,993)
Effect of translation into presentation currency	842,020	139,715
Total	(6,433,538)	(7,785,695)

(1) See Note 1 - Information general, letter C), number (8).

Note 11    Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days.

(3)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

On December 31, 2024 another debt acknowledgement was made between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 28,365.9, which it is obliged to pay as from January 2025 with an annual interest rate of 6.8%, in 24 equal and successive installments of UF 676.6. On February, 2025, Cervecería Kunstmann S.A. made an advance payment of UF 20,581.21 corresponding to capital, reducing the total debt of this recognition.

(4)	According to the Share sales Purchase Agreement, dated April 29, 2024, the subsidiary Cervecería Kunstmann S.A., assigns and transfers to Cervecería Szot SpA. all the shares it held in Cervecería Szot SpA., which correspond to 97,856 shares, all ordinary shares of the same series, and which were fully paid. The amount of the transaction amounted to ThCh$ 208,755, which generated a negative equity effect at the Company's level of ThCh$ 60,881.

The payment of the shares, was made on the same date, through the transfer of ownership of the trademarks from Cervecería Szot SpA. to Cervecería Kunstmann S.A. for ThCh$ 251,756 and the difference, amounting to ThCh$ 43,000, was paid in cash by Cervecería Kunstmann S.A.

On the same date, according to a debt recognition and transfer of personal property agreement, Cervecería Szot SpA. paid an amount of ThCh$ 224,393 to Cervecería Kunstmann S.A., in respect of liabilities for commercial relations. In addition, the company made a payment of ThCh$ 49,094 for pending shares and pledges by Representaciones Chile Beer Kevin Michael Szot EIRL., agreed in a purchase agreement on August 28, 2020. These debts were settled through the transfer of Property Plant and Equipment’ Cervecería Szot SpA. for an amount of ThCh$ 273,487.

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

(5)	According to the Share sales Purchase Agreement, dated December 12, 2024, the subsidiary CCU Inversiones II SpA. sold all the shares it held in Coralina S.A., wich responds to 18,000 all ordinary shares of the same series, and wich were fully paid. The amount of the transaction amounted to USD 251,556 (equivalent to ThCh$ 245,471), wich generated generated a negative effect on the Company’s equity ThCh$ 107,286.

(6)	Corresponds to a loan between BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated April 2, 2025, amounted to USD 490,000 with a one-year maturity, accruing interest at an annual fixed rate of 5.7%. Interest and principal will be paid at the end of the established term.

(7)	On January 20, 2023, the subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) formalized the acquisition of a 51.0132% interest in D&D SpA. The share purchase agreement signed by CPCh with Panda SpA. and MBB SpA. agreed that the purchase price will be subject to increases based on the results of D&D SpA.

The transaction table includes the main transactions made with related parties.

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2025	As of December 31, 2024
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	754	599
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	63	53
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,213	1,292
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	23	23
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	726	863
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	115	8,262
76,455,830-8	Watt´s S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	5,593	6,983
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	64,994	42,814
76,729,932-K	SAAM Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	233	13,837
76,806,870-4	Transacciones e Inversiones Arizona Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	13
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	42,719	24,122
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	46,645	51,242
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	382,023	125,620
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	CLP	236,565	366,922
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	368	771
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	1,869,143	4,065,106
77,755,610-K	Comercial Patagona Ltda.	Chile	(2)	Subsidiary of joint venture	Sales of products	USD	-	14,952
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	937	946
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	1,275,713	923,426
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11	109
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	545	443
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,045	1,661
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	-	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero De Elqui Y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	11,182	8,414
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	744	2,256
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	40,009	34,867
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	156,858	-
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	56
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	1,302	5,065
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,220	6,594
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	174,033	280,418
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	786	1,016
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,170	3,677
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	30,778	24,438
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	231	681
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	155	1,667
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	324	640
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	610
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	126
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	26
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	443
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	6,475	7,227
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	893	355
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	1,260,101	1,256,883
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sale of fixed asset	CLP	-	252,072
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	37,320	36,214
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	105,002	-
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,780	3,248
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder´s associate	Sales of products	ARS	14,469	11,689
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Sales of products	USD	-	14,923
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services provided	Euros	-	7,247
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Advance purchase	Euros	46,465	-
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Advance purchase	USD	-	37,122
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	23,310	21,957
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	USD	-	116,343
0-E	A.J. Boston S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	64
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	898	1,399,570
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Advance purchase	PYG	-	2,024,183
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Services provided	PYG	185,905	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	USD	3,564,958	852,648
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	227,560	203,491
0-E	Central de Ventas TV S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	22	379
0-E	Compaña de Desarrollo Agropecuario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	200
0-E	Compañía de Desarrollo Inmobiliario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	27,885
0-E	Contenidos Dirigidos S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	852
0-E	Editorial El País S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	126	893
0-E	Fundación Santa Librada	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	674	97
0-E	Hispanoamérica TV Del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	235
0-E	Laser Import S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	11	24
0-E	Lauralia S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	4
0-E	Recursos Oportunos S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	11
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	2,503,513	2,299,097
0-E	Servicios Contables y Sistemas del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	1,355
0-E	Servicios Digitales S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	11	13
0-E	Talisman S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	1,893
0-E	TV Acción S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	1,325
0-E	Société Des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Services provided	Other currencies	-	101,438
Total							12,334,713	15,501,990

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2025	As of December 31, 2024
							ThCh$	ThCh$
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	CLP	207,639	844,344
Total							207,639	844,344

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2025	As of December 31, 2024
							ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,480,955	665,792
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	15,652	27,814
76,455,830-8	Watt´s S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Purchase of products	CLP	834,141	468,660
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	1,414	697
76,729,932-K	SAAM Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	401,670	751,761
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	6,311	3,097
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	7,009	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	162,075	119,825
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,667	2,525
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	1,922,076	3,066,334
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	53,869	289,011
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	968	2,384
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	55,889	2,925
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	839,946	674,567
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	23,331	59,876
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,601	197
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	12,286	34,412
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	15
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	15,219	2,945
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,636,610	2,489,546
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	739,426	1,055,464
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	382,557	331,390
0-E	Aguas Danone de Argentina S.A.	Argentina	(2)	Associate of subsidiary	Services received	ARS	31,422	67,088
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder´s associate	Purchase of products	ARS	2,618	-
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder´s associate	Services received	ARS	70,996	175,594
0-E	Ecor Ltda.	Bolivia	(2)	Related to non-controlling subsidiary	Services received	BOB	19,423	13,950
0-E	Inversiones BEBINV S.A.	Bolivia	(6)	Shareholder of subsidiary	Loan	USD	518,750	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	-	60,022
0-E	Danone S.A.	France	(2)	Related to the shareholder´s associate	Services received	Euros	70,979	67,431
0-E	Evian - S.A. des Eaux Minerales	France	(2)	Related to non-controlling subsidiary	Services received	Euros	65,023	61,310
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to non-controlling subsidiary	Services received	Euros	-	19,125
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to non-controlling subsidiary	Purchase of products	Euros	11,042	63,378
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	292,311	432,613
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	69,642	262,340
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	955,202	577,618
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	13,802,688	20,536,740
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	1,014,846	1,721,042
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	21,359	26
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Purchase of products	PYG	688,512	1,885,846
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Royalty	PYG	16,830	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	40,990	195,266
0-E	Central de Ventas TV S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	14,073
0-E	Compañía de Bienes Raíces del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	5,641	389
0-E	Compañía de Desarrollo Inmobiliario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	1,616	2,935
0-E	Hispanoamérica TV del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	2,111
0-E	Laser Import S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	282
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	186,659
0-E	Servicios Contables y Sistemas del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	923	947
0-E	TV Acción S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	6,918
0-E	Yerbatera Campesino S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Purchase of products	PYG	-	14,578
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to non-controlling subsidiary	Royalty	Other currencies	199,176	-
Total							27,502,550	36,417,518

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Most significant transactions and effects on results:

For the six months periods ended June 30, 2025 and 2024, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2025		2024
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Sales of products	1,675	956	1,167	1,018
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU	Sales of products	121	90	840	802
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Sales of products	125	92	112	109
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Subsidiary shareholder until April 29, 2024	Sale of shares	-	-	208,755	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	349,782	(349,782)	539,872	(539,872)
76,313,970-0	Inversiones Irsa Ltda.	Chile	Controller’s subsidiary	Dividends paid	2,535,196	-	2,150,327	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	62,330	(50,796)	52,823	(34,844)
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Purchase of products	3,696,537	-	5,198,847	-
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Sales of products	25,655	18,758	24,773	18,828
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Services received	298,540	(298,540)	269,859	(269,859)
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Sales of products	5,880	2,523	4,205	1,926
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	286,123	-	267,171	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,200,090	-	891,244	-
77,003,342-K	Origen Patagónico SpA.	Chile	Related to non-controlling subsidiary	Sales of products	23,747	9,489	18,690	6,906
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	117,889	(117,889)	86,091	(86,091)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	934,687	18,276	279,124	17,965
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	377,011	233,380	464,569	351,573
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services provided	114,189	114,189	74,683	74,683
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Dividends paid	71,722	-	-	-
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	-	-	250,000	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Dividends paid	71,722	-	-	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	-	-	250,000	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	343,195	(343,195)	498,547	(498,547)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,416,127	2,772,137	6,056,556	3,902,387
78,053,790-6	Servipag Ltda.	Chile	Related to the controller's shareholder	Services received	7,238	(7,238)	4,135	(4,135)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	11,012,086	-	9,853,306	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,452,847	2,452,847	4,280,271	4,280,271
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	674,023	(674,023)	-	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	811,268	-	833,684	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	7,504	4,127	4,098	3,894
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	9,972,924	-	6,710,297	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	-	-	1,465,381	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Sales of products	69,527	50,585	81,304	60,997
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Services provided	159,980	159,980	-	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	11,939,712	-	9,428,103	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	8,869	4,712	10,501	7,754
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	460,601	(460,601)	56,902	(56,902)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	104,065	(104,065)	183,145	(183,145)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	-	-	735	721
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,175,179	519,777	1,085,836	805,766
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	6,273	6,273	5,996	5,996
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	21,873,023	-	18,552,466	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	122,978,590	18,590	8,903,287	3,287
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	131,410,000	-	8,900,000	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	6,550,602	-	3,967,912	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	92,480	67,577	87,825	84,775
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,302	655	698	663
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	103,787	(103,787)	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	84,774	(84,774)	91,794	(91,794)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	9,636	-	4,898	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	76,225	(76,225)	120,300	(120,300)
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	Related to the controller's shareholder	Services received	15,830	-	7,767	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	13,128,696	-	11,314,751	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	65,204	23,349	52,818	36,271
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	2,558,296	(2,558,296)	2,233,103	(2,233,103)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	295,226	295,226	256,372	256,372
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends payed	882,817	-	899,143	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	-	-	6,015,900	15,900
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	33,354,120	1,096,043	64,793,027	(457,418)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	-	-	6,000,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	1,686	(1,686)	1,340	(1,340)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	179,431	126,665	176,076	163,438
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services provided	88,237	88,237	-	-
99,506,030-2	Muellaje del Maipo S.A.	Chile	Related to the controller's shareholder	Sales of products	8,995	6,585	4,670	3,548
0-E	Aguas Danone de Argentina S.A.	Argentina	Associate of subsidiary	Services received	193,076	(193,076)	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Consignation sales	-	-	54,394,869	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Services provided	-	-	16,602,120	16,602,120
0-E	Danone Argentina S.A.	Argentina	Related to the shareholder´s associate	Purchase of products	8,406	(8,406)	-	-
0-E	Danone Argentina S.A.	Argentina	Related to the shareholder´s associate	Services received	112,927	(112,927)	-	-
0-E	Ecor Ltda.	Bolivia	Related to non-controlling subsidiary	Services received	44,286	(44,286)	169,543	(169,543)
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Loan	463,677	(6,534)	-	-
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Capital contribution	230,135	-	1,388,282	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Services received	75,326	(75,326)	111,718	(111,718)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	10,658,097	-
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	Related to the non-controlling subsidiary	Purchase of products	253,548	-	30,197	-
0-E	Nestlé Waters Management & Technology S.A.S.	France	Related to the non-controlling subsidiary	Services received	18,989	(18,989)	14,343	(14,343)
0-E	Paulaner Brauerei Gruppe GmbH & Co. KgaA	Germany	Related to the controller's shareholder	Purchase of products	47,178	-	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services provided	317,820	317,820	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	328,824	(328,824)	772,803	(772,803)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	3,315,714	-	8,627,158	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	12,821,367	(12,821,367)	9,332,622	(9,332,622)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	59,212	(59,212)	63,037	(63,037)

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

For the six months periods ended June 30, 2025 and 2024, the most significant transactions with related parties are detailed as follows (continuation):

Tax ID	Company	Country of origin	Relationship	Transaction	2025		2024
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Purchase of products	4,451,406	(2,053,407)	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Services provided	225,156	225,156	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Royalty	16,798	(16,798)	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Services received	109,390	(109,390)	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Sales of products	34,665	25,247	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Sales of products	718,934	314,392	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Services received	143,402	(143,402)	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Purchase of products	103,594	(103,594)	-	-
0-E	Central de Ventas TV S.A.	Paraguay	Related to non-controlling subsidiary	Services received	38,879	(38,879)	-	-
0-E	Enex Paraguay S.A.E.	Paraguay	Related to the subsidiary's shareholder	Purchase of products	2,309	(2,309)	3,977	(3,977)
0-E	Enex Paraguay S.A.E.	Paraguay	Related to the subsidiary's shareholder	Services received	-	-	9,933	(9,933)
0-E	Enex Paraguay S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	79	35	2,701	1,134
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Sales of products	4,938,936	2,173,131	-	-
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Services received	1,310,707	(1,310,707)	-	-
0-E	Servicios Contables y Sistemas del Paraguay S.A.	Paraguay	Related to non-controlling subsidiary	Services received	88,487	(88,487)	-	-
0-E	Sudameris Bank S.A.E.C.A.	Paraguay	Related until February 20, 2024	Purchase of shares	-	-	31,549,348	-

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

For the three months periods ended June 30, 2025 and 2024, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2025		2024
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Sales of products	181	16	207	106
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU	Sales of products	20	14	111	109
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Sales of products	63	46	65	63
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Subsidiary shareholder until April 29, 2024	Sale of shares	-	-	208,755	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	213,300	(213,300)	346,243	(346,243)
76,313,970-0	Inversiones Irsa Ltda.	Chile	Controller’s subsidiary	Dividends paid	2,535,196	-	2,150,327	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	38,598	(32,069)	31,052	(17,900)
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Purchase of products	1,787,761	-	2,679,009	-
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Sales of products	11,288	8,127	11,259	8,557
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Sales of products	3,032	1,178	1,041	471
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	172,228	-	176,064	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,200,090	-	891,244	-
77,003,342-K	Origen Patagónico SpA.	Chile	Related to non-controlling subsidiary	Sales of products	5,739	2,286	5,798	2,217
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	109,276	(109,276)	51,071	(51,071)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	22,496	5,025	178,581	7,662
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	125,101	68,512	155,938	118,010
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services provided	57,231	57,231	52,094	52,094
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Dividends paid	71,722	-	-	-
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	-	-	250,000	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Dividends paid	71,722	-	-	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	-	-	250,000	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint Venture	Services received	176,656	(176,656)	171,770	(171,770)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint Venture	Sales of products	2,740,189	1,104,362	2,827,308	1,821,704
78,053,790-6	Servipag Ltda.	Chile	Related to the controller's shareholder	Services received	3,664	(3,664)	822	(822)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	4,065,547	-	3,764,626	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,310,505	1,310,505	1,236,586	1,236,586
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	811,268	-	833,684	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	7,504	4,127	3,463	3,290
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	8,506,869	-	5,275,825	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	-	-	1,465,381	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Sales of products	28,149	20,016	33,538	25,042
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Services provided	131,814	131,814	-	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	11,939,712	-	9,428,103	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	4,532	2,272	4,930	3,640
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	137,204	(137,204)	61,422	(61,422)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	50,916	(50,916)	84,034	(84,034)
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	470,505	187,343	409,509	303,884
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	3,156	3,156	3,010	3,010
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	21,873,023	-	18,552,466	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	58,668,017	8,017	-	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	67,110,000	-	-	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	4,987,447	-	1,998,427	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	42,936	30,914	38,710	36,642
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	501	235	241	229
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	23,331	(23,331)	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	45,122	(45,122)	44,916	(44,916)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	6,238	-	3,045	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	43,701	(43,701)	41,526	(41,526)
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	Related to the controller's shareholder	Services received	15,830	-	7,767	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	6,407,448	-	5,703,404	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	36,942	12,946	24,340	16,715
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	1,058,252	(1,058,252)	1,137,574	(1,137,574)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	148,863	148,863	135,149	135,149
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends payed	882,817	-	899,143	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	-	-	6,015,900	15,900
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	31,338,419	1,140,931	711,667	403,960
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	839	(839)	667	(667)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	89,403	62,181	83,022	77,603
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services provided	88,237	88,237	-	-
99,506,030-2	Muellaje del Maipo S.A.	Chile	Related to the controller's shareholder	Sales of products	3,558	2,562	2,136	1,623
0-E	Danone Argentina S.A.	Argentina	Related to the associate of subsidiary	Services received	46,108	(46,108)	-	-
0-E	Aguas Danone de Argentina S.A.	Argentina	Associate of subsidiary	Services received	128,422	(128,422)	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Services provided	-	-	7,415,507	7,415,507
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Consignation sales	-	-	19,147,911	-
0-E	Danone Argentina S.A.	Argentina	Related to the shareholder´s associate	Purchase of products	7,197	(7,197)	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	4,491	(4,491)	113,753	(113,753)
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Loan	463,677	(6,534)	-	-
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Capital contribution	-	-	445,334	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Services received	-	-	33,952	(33,952)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	1,443,781	-
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	Related to the non-controlling subsidiary	Purchase of products	128,991	-	654	-
0-E	Nestlé Waters Management & Technology S.A.S.	France	Related to the non-controlling subsidiary	Services received	4,086	(4,086)	13,532	(13,532)
0-E	Paulaner Brauerei Gruppe GmbH & Co. KgaA	Germany	Related to the controller's shareholder	Purchase of products	17,877	-	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	126,566	(126,566)	621,118	(621,118)
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services provided	19,723	19,723	-	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	1,366,718	-	1,150,170	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	8,635,075	(8,635,075)	5,175,530	(5,175,530)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	31,246	(31,246)	30,215	(30,215)

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

For the three months periods ended June 30, 2025 and 2024, the most significant transactions with related parties are detailed as follows (continuation):

Tax ID	Company	Country of origin	Relationship	Transaction	2025		2024
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Purchase of products	485,683	-	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Services provided	11,152	11,152	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Services received	103,845	(103,845)	-	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Sales of products	34,665	25,247	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Sales of products	373,203	166,375	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Services received	109,651	(109,651)	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Purchase of products	165	(165)	-	-
0-E	Enex Paraguay S.A.E.	Paraguay	Related to the subsidiary's shareholder	Purchase of products	1,149	(1,149)	2,722	(2,722)
0-E	Enex Paraguay S.A.E.	Paraguay	Related to the subsidiary's shareholder	Services received	-	-	9,933	(9,933)
0-E	Enex Paraguay S.A.E..	Paraguay	Related to the subsidiary's shareholder	Sales of products	23	10	2,701	1,134
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Sales of products	2,294,426	1,009,547	-	-
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Services received	579,061	(579,061)	-	-
0-E	Servicios Contables y Sistemas del PY S.A.	Paraguay	Related to non-controlling subsidiary	Services received	41,012	(41,012)	-	-

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

At the Ordinary Shareholders' Meeting held on April 17, 2024, a new Board of Directors was elected for a period of three years, being elected Messrs. Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan, Oscar Hasbún Martínez and Vittorio Corbo Lioi, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were elected at a Board meeting held on the same date, being elected Mr. Francisco Pérez Mackenna as Chairman and Mr. Carlos Molina Solís as Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Molina and Mr. Hinzpeter. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Hinzpeter would participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 17, 2024 also resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2024.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Ordinary Shareholders' Meeting held on April 16, 2025, it was agreed to maintain the same remuneration for the Board of Directors, the Directors' Committee, and the Audit Committee.

In session held on May 7, 2025, the Board of Directors was apprised of the resignation submitted by Maria Gabriela Cadenas as director effective as of July 1, 2025. Subsequently, on session held on July 9, 2025, the Board of Directors named Arthur Ribeiro Viñau, Legal Director Americas of Heineken to the vacant position until the next Ordinary Shareholders' Meeting according to the Article 32 of Law No. 18,046.

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the six-months periods ended as of June 30,
	2025	2024
	ThCh$	ThCh$
Audit's Committee	29,067	27,750
Directors' Committee	38,211	31,861
Attendance meetings fee (*)	892,293	916,897
Dividend Participation (*)	1,476,538	877,037

(*) In 2024 includes accrued per diem and dividend participation of ex director María Gabriela Cadenas, that on May 7, 2025, has submitted the resignation as director, effective as of July 1, 2025.

Chief Executives’ remunerations:

	For the six-months periods ended as of June 30,
	2025	2024
	ThCh$	ThCh$
Directors' Committee	11,115	7,256
Attendance meetings fee	111,165	112,403
Dividend Participation	24,002	21,536

The Chief Executives’ Remuneration as of June 30, 2025 amounted to ThCh$ 6,573,437 (ThCh$ 6,024,546 as of June 30, 2024). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Note 12    Inventories

The inventories balances are detailed as follows:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Finished products	180,341,652	178,671,708
In process products	22,359,081	22,879,506
Raw material	238,530,285	222,314,812
Finished products and Raw material in transit	9,773,168	24,628,623
Materials	14,756,265	15,498,353
Realizable net value estimate and obsolescence	(4,418,724)	(4,608,447)
Total	461,341,727	459,384,555

For the period ended as of June 30, 2025 and 2024, the Company wrote off a total of ThCh$ 2,103,112 and ThCh$ 4,361,712, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Initial balance	(4,608,447)	(5,770,789)
Inventories write-down estimation	(2,181,014)	(6,769,193)
Write-off	2,103,112	7,930,817
Conversion effect	267,625	718
Total	(4,418,724)	(4,608,447)

As of June 30, 2025 and December 31, 2024, the Company does not have any inventory pledged as guarantee for financial obligations.

There is no non-current inventory at June 30, 2025 and December 31, 2024, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of material accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1, 2024
Historic cost	14,764,284
Book Value	14,764,284

As of December 31, 2024
Conversion effect	(173,046)
Acquisitions	34,634,429
Decreases due to harvesting	(33,400,203)
Others increases (decreases) (1)	1,057,642
Sub-Total	2,118,822
Book Value	16,883,106

As of December 31, 2024
Historic cost	16,883,106
Book Value	16,883,106

As of June 30, 2025
Conversion effect	(653,208)
Acquisitions	19,541,570
Decreases due to harvesting	(34,175,319)
Others increases (decreases) (1)	363,416
Sub-Total	(14,923,541)
Book Value	1,959,565

As of June 30, 2025
Historic cost	1,959,565
Book Value	1,959,565

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 14 Non-current assets of disposal groups classified as held for sale

a) Lands

-	On March 3, 2021, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of a portion of land located in the district of Quilicura, Metropolitan Region. The promise of sale of this asset was signed on December 3, 2021, however, this promise was conditioned to the fulfillment of legal and administrative conditions by CCU and the prominent buyer, in relation to a process of subdivision, merger of such land and usual presentations for this type of asset. Subsequently, on March 22, 2024, and once the conditions established in the aforementioned promise were fulfilled, the deed of sale was signed.

On April 3, 2024, the sale was completed for ThCh$ 49,681,035. As a result of this transaction, a profit before income tax of ThCh$ 28,668,933 was determined and a net income effect of ThCh$ 20,928,321.

-	On October 4, 2023, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of the property identified as “site number eighteen” located in the district of Iquique, Tarapacá Region, in Chile. The promise of sale of this asset was signed on November 2, 2023. However, this promise of sale was conditioned to the fulfillment of legal and administrative conditions by CCU. Subsequently, once the conditions established in the aforementioned promise of sale were fulfilled, on September 10, 2024, the definitive sale and purchase agreement was signed, generating a reclassification of this asset as a Non-current assets held for sale.

On February 24, 2025, the sale was completed for ThCh$ 1,295,043. As a result of this transaction, a profit before income tax of ThCh$ 788,190 was determined and a net income effect of ThCh$ 575,379.

b) International Business Operating segment

-	During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina.

According to the public deed dated December 13, 2024, the property was sold for ThCh$ 797,168. As a result of this transaction, a gain on Income/(loss) before taxes of ThCh$ 2,019 and a gain on Net income of ThCh$ 1,322 were generated.

-	On June 24, 2024, the Board of Directors of the subsidiary Compañía Industrial Cervecera S.A. approved the sale of the property located in the industrial park of Pilar, province of Buenos Aires. The property subject to reclassification from Property, Plant and Equipment, for a total of ThCh$ 2,183,871, includes land, constructions and machinery. On August 27, 2024, the purchase agreement was signed, which remains on effect at the closing of these Interim Consolidated Financial Statements.

On August 27, 2024, purchase and sale agreement was signed, which was formalized in public deed dated February 20, 2025.

On February 24, 2025, the sale was completed for ThCh$ 3,684,135. As a result of this transaction, a profit before income tax of ThCh$ 1,330,299 was determined and a net income effect of ThCh$ 871,346.

c) Wine Operating segment

-	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 2, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupancy of the property was passed. As a guarantee fot this transaction the buyers granted nortgages on two properties located in the department of Pocito, province of San Juan. At the closing of these Interim Consolidated Financial Statements, only the execution of the title transfer deed is pending, without prejudice, there are no outstanding payments, the mortgages have been lifted, this property has been removed from the Statemen of Financial Position, and the deed of transfer of ownership is expect to be signed. The effect of this sale was recorded in income in the year 2022.

As described in Note 2 - Summary of material accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Land	-	2,357,031
Constructions	-	591,128
Machinery	-	4,123
Total	-	2,952,282

Note 15    Business Combinations

a)	Aguas de Origen S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. (“ADA”), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the “Transaction”). The Transaction included the purchase and sale of shares and capital contribution in Argentine pesos for a total amount equivalent to USD 28.8 million (ThCh$ 29,428,835).

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of the company Aguas de Origen S.A. (“ADO”), at a value of one Argentine peso each, thus acquiring a 49% interest in this company. The payment for this acquisition was made effective on August 26, 2022.

It should be noted that ADO is the continuation of the business of ADA, which was effective as of December 1, 2022 as a result of the spin-off-merger approved by the shareholders' meetings of ADA and ADO on June 30, 2022.

On November 30, 2022, a purchase of 634,061 shares equivalent to ThCh$ 542,974 was made from Holding Internationale De Boissons S.A.S., which corresponds to 1% of ADO's shares, thus from that date until June 30, 2024, ADO qualified as a joint venture of the Company.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of shares of the former joint venture ADO.

On July 1, 2024, Holding Internationale de Boissons S.A.S. notified CCU Argentina S.A. of the acceptance of the exercise of the purchase option to acquire the amount of 8,471,349 corresponding to 0.1% of the shares of the ADO joint venture. Therefore, from July 1, 2024, CCU Argentina S.A. began to consolidate the accounting information of ADO, with a shareholding of 50.10% and exercise control over ADO.

For the business combination described above, the final fair values of assets and liabilities were determined (See Note 1 - General Information letter C), number (8)).

b)	AV S.A.

On October 14, 2024, Compañía Cervecerías Unidas S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., entered into binding and definitive association agreements with Vierci Group (hereafter “Vierci”), which holds the license for PepsiCo's beverages and snacks distribution in Paraguay, through its companies AV S.A. and AJ S.A. Calidad Ante Todo (hereafter “AJ”).

According to the agreement, the parties agreed to consolidate the businesses of CCU, Bebidas del Paraguay S.A. (hereafter "BDP"), and Distribuidora del Paraguay S.A. (hereafter "DDP") with Vierci's business, AV S.A. (hereafter "AV"), based on the following milestones:

1. On the same date, CCU, through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., and Vierci entered into a Share Exchange Agreement for DDP to AV. Under this agreement, CCU transferred 49% of DDP shares to Vierci, and Vierci transferred 51% of AV shares to CCU.

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

2. As stipulated in the Business Unit Transfer Agreement executed on the same date between BDP and AV, BDP acquired the Pepsi Business Unit. This unit comprises the assets, rights, obligations, contracts, licenses, and franchises of this new business

3. Also on October 14, 2024, CCU and Vierci entered into a Share Purchase Agreement. Under this agreement, CCU sold a specific number of BDP shares to Vierci, with the goal that Vierci would ultimately hold a 49% stake in BDP after fulfilling certain stipulations defined in the agreement.

One of the stipulations of the Share Purchase Agreement is the capitalization of the share premium recorded in BDP's equity. BDP issued 11,843 new shares as part of the share package that CCU sold to Vierci. The securities representing the BDP shares sold by CCU were delivered to Vierci once the share premium capitalization was formalized on December 11, 2024.

The sale price of these shares amounted to USD 17,979,350 (equivalent to ThCh$ 17,112,779), paid as follows: USD 8,000,000 on October 14, 2024 and the remaining USD 9,979,350 on December 11, 2024 coinciding with the delivery of the securities to Vierci.

As of the date of these Financial Statements, not all stipulations of the agreement have been fulfilled. Therefore, Vierci's ownership in BDP as of June 30, 2025, is a 43% approximately.

For this business combination, provisional fair values have been determined for the assets and liabilities (See Note 1 - General Information, letter C, number (3)).

During the period ended June 30, 2025, the Company has not enter any Business combination.

Note 16    Investments accounted for using equity method

Joint ventures and Associates

As of June 30, 2025 and December 31, 2024, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of June 30, 2025	As of December 31, 2024
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	15,612,831	14,909,658
Central Cervecera de Colombia S.A.S.	50.00	11,758,010	17,676,953
Zona Franca Central Cervecera S.A.S.	50.00	104,081,734	105,346,786
Total joint ventures		131,452,575	137,933,397
Aguas Danone de Argentina S.A.	49.00	896,858	917,067
Other companies		856,203	896,457
Total associates		1,753,061	1,813,524
Total		133,205,636	139,746,921

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(6,134,648)	(7,364,622)	(3,191,736)	(3,207,965)
Zona Franca Central Cervecera S.A.S.	(2,829,402)	818,004	(3,437,548)	628,369
Aguas de Origen S.A. (*)	-	(1,818)	-	(475,281)
Cervecería Austral S.A.	1,314,854	1,084,748	525,534	470,105
Total joint ventures	(7,649,196)	(5,463,688)	(6,103,750)	(2,584,772)
Aguas Danone de Argentina S.A.	54,929	(531,917)	37,745	(92,994)
Other companies	11,339	100,123	1,048	100,123
Total associates	66,268	(431,794)	38,793	7,129
Total	(7,582,928)	(5,895,482)	(6,064,957)	(2,577,643)

(*) Joint venture of subsidiary until June 30, 2024.

Changes in investments in joint ventures and associates are detailed as follows:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Balance at the beginning of year	139,746,921	149,593,180
Capital contributions to acquire interests in joint ventures	-	10,658,097
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(7,582,928)	(9,494,703)
Dividends received	(427,911)	(854,084)
Investment previously held (1)	-	(15,128,327)
Others (*)	1,469,554	4,972,758
Total	133,205,636	139,746,921

(*) Mainly includes effects from the foreign currency of joint ventures.

(1) See Note 1 - General Information letter C), number (8).

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Investments II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was USD 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

As of June 30, 2025 and December 31, 2024, the amount of capital contributions to CCC and ZF CC amounts to USD 162,930,165 and USD 152,220,495 (equivalent to ThCh$ 117,014,423 and ThCh$ 99,927,271), respectively based on the exchange rates at the dates of the contributions), respectively. During 2024, a capital contribution of MCOP 43,000,000, equivalent to ThCh$ 10,658,097, was made through a payment schedule, where the first installment was paid on February 22, 2024 in the amount of USD 3,050,330, equivalent to ThCh$ 2,951,256, the second payment on March 21, 2024 in the amount of USD 6,417,661, equivalent to ThCh$ 6,263,060 and the third payment on April 25, 2024 in the amount of USD 1,512,478, equivalent to ThCh$ 1,443,781 (See Note 11 - Accounts and transactions with related parties).

(3) Aguas Danone de Argentina S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the "Transaction"). The Transaction included share acquisition and capital contributions in Argentine pesos totaling US$ 28.8 million (equivalent to ThCh$ 29,428,835).

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of Aguas de Origen S.A. ("ADO"), at a value of one Argentine peso each, reaching a 49% interest in this company. The effective payment of this acquisition was made on August 26, 2022.

It should be noted that ADO, is the continuation of the business of ADA.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of shares of the former joint venture ADO.

On July 1, 2024 Holding Internationale de Boissons S.A.S., notified CCU Argentina S.A., the acceptance of the exercise of the purchase option to acquire 8,471,349 shares corresponding to a 0.1% interest in the ADO joint venture. Therefore, as of July 1, 2024, CCU Argentina S.A. began to consolidate the accounting information of ADO, with an ownership of 50.10%, and exercise control over ADO (See Note 1 - General Information letter C), number (8)).

The Company does not have any contingent liabilities related to joint ventures and associates as of June 30, 2025, except for certain guarantees described in Note 35 - Contingencies and Commitments.

Summarized financial information for associates and joint ventures: The tables below provide summarized financial information for those joint ventures and associates that are material to the group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company's share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments.

	Associates		Joint ventures
	As of June 30, 2025	As of December 31, 2024	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	95,874	130,158	107,084,606	85,454,616
Non-current assets	3,010,610	3,229,224	323,726,227	323,251,454
Current liabilities	280,741	350,258	164,211,841	123,265,925
Non-current liabilities	995,420	1,137,511	3,790,792	10,187,080

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

	Associates		Joint ventures
	For the six-months periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Interim Income Statement (Summarized)
Net sales	78,541	92,541	164,174,016	238,979,839
Operating result	58,974	60,422	(7,977,638)	(6,930,218)
Net income for period	102,422	(1,085,577)	(15,132,976)	(10,362,880)
Other comprehensive income	(140,788)	213,333	6,511,245	12,380,058
Depreciation and amortization	(101,150)	(90,127)	(10,478,518)	(11,914,212)

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	127,011,105	62,951,825	3,199,349	3,478,247	196,640,526
Accumulated amortization	-	(42,649,283)	-	(868,036)	(43,517,319)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of December 31, 2024
Additions	251,755	11,267,169	-	-	11,518,924
Additions for business combinations (cost) (2)	25,481,126	157,533	-	12,106,585	37,745,244
Additions for business combinations (amortization) (2)	-	(71,682)	-	-	(71,682)
Divestitures (cost)	(344,502)	(199,218)	-	-	(543,720)
Divestitures (amortization)	-	80,639	-	-	80,639
Amortization of year	-	(6,463,401)	-	(184,178)	(6,647,579)
Conversion effect (amotization)	-	(17,867)	-	(408)	(18,275)
Conversion effect (cost)	(2,395,767)	(143,898)	-	985,301	(1,554,364)
Others increases (decreases) (1)	46,590,094	4,456,318	-	(46,085)	51,000,327
Sub-Total	69,582,706	9,065,593	-	12,861,215	91,509,514
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721

As of December 31, 2024
Historic cost	196,593,811	78,489,729	3,199,349	16,524,048	294,806,937
Accumulated amortization	-	(49,121,594)	-	(1,052,622)	(50,174,216)
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721

As of June 30, 2025
Additions	-	8,908,506	-	-	8,908,506
Divestitures (cost)	-	(296,101)	-	-	(296,101)
Divestitures (amortization)	-	217,426	-	-	217,426
Amortization of period	-	(3,028,096)	-	(413,797)	(3,441,893)
Conversion effect (amotization)	-	379,232	-	19,942	399,174
Conversion effect (cost)	(26,729,718)	(1,074,275)	-	(732,535)	(28,536,528)
Others increases (decreases) (1)	13,089,866	314,562	-	128,771	13,533,199
Sub-Total	(13,639,852)	5,421,254	-	(997,619)	(9,216,217)
Book Value	182,953,959	34,789,389	3,199,349	14,473,807	235,416,504

As of June 30, 2025
Historic cost	182,953,959	83,709,030	3,199,349	15,485,797	285,348,135
Accumulated amortization	-	(48,919,641)	-	(1,011,990)	(49,931,631)
Book Value	182,953,959	34,789,389	3,199,349	14,473,807	235,416,504

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), numbers (3) and (8).

There are no restrictions or pledges on intangible assets.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of June 30, 2025	As of December 31, 2024
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,651,154	34,177,235
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA.	1,962,891	1,962,891
	Cervecería Kunstmann S.A.	14,166,999	14,166,999
	Cervecera Guayacán SpA.	804,705	804,705
	Sub-Total	53,115,531	53,641,612
International Business	CCU Argentina S.A. and subsidiaries (1)	100,087,922	108,477,721
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,919,046	2,796,692
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,652,956	3,859,274
	Bebidas Bolivianas BBO S.A.	3,188,900	7,811,229
	Sub-Total	109,848,824	122,944,916
Wines	Viña San Pedro Tarapacá S.A.	19,989,604	20,007,283
	Sub-Total	19,989,604	20,007,283
Total		182,953,959	196,593,811

(1)	See Note 1 - General information, letter C), number (8).

In relation to impairment losses on intangible assets, Management has performed impairment tests, from which no impairment losses have arisen. With respect to Trademarks with indefinite useful lives, the same methodology has been used as described in Note 18 - Goodwill.

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2024
Historic cost	127,592,056
Book Value	127,592,056

As of December 31, 2024
Additions for business combinations (2)	5,557,026
Others increases (decreases) (1)	29,770,740
Conversion effect	(1,336,589)
Sub-Total	33,991,177
Book Value	161,583,233

As of December 31, 2024
Historic cost	161,583,233
Book Value	161,583,233

As of June 30, 2025
Others increases (decreases) (1)	7,287,310
Conversion effect	(18,872,114)
Sub-Total	(11,584,804)
Book Value	149,998,429

As of June 30, 2025
Historic cost	149,998,429
Book Value	149,998,429

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (8).

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of June 30, 2025	As of December 31, 2024
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	389	480
	D&D SpA.	2,100,677	2,100,677
	Cervecera Guayacán SpA.	456,007	456,007
	Sub-Total	46,502,554	46,502,645
International Business	CCU Argentina S.A. and subsidiaries	49,864,770	54,647,107
	Aguas de Origen S.A. (1)	5,716,057	5,557,026
	Marzurel S.A., Coralina S.A. and Milotur S.A.	5,413,801	5,186,877
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,361,095	5,702,154
	Bebidas Bolivianas BBO S.A.	4,724,008	11,571,280
	Sub-Total	71,079,731	82,664,444
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		149,998,429	161,583,233

(1)	See Note 1 - General information, letter C), number (8).

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flows model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and/or Intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia
Estimated CAPEX for the year 2025 ThCh$	145,087	32,089	2,553	10,367	3,364
Perpetual growth	3.00%	4.00%	5.00%	4.00%	4.38%
Discount rate	8.61%	19.11%	7.83%	9.40%	15.43%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and/or Intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units/brands. An exceptionally longer period of time (no longer than ten years), is considered for those units/brands that require a longer maturation period.

Cash Flows: To determine the value in use, the Company has used cash flows projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 5% is used, consistent with the expected long-term growth for this country. For Paraguay a perpetuity rate of 4% equivalent to long-term inflation of the country. For Bolivia a perpetuity rate of 4.38% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Argentina, a perpetuity rate of 4% are used respectively, which are composed by the average inflation rate of the United States of America, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

Based on the sensitivities calculated based on the discount rate and perpetual growth variables, management determines that no reasonably possible change in the assumptions tested would cause the carrying value to exceed the recoverable amount. In relation to goodwill as of June 30, 2025, management has not evidenced any indications of impairment.

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	861,973,319	829,082,360	229,128,739	167,059,351	159,155,584	102,103,144	44,781,725	2,393,284,222
Accumulated depreciation	(300,791,958)	(459,433,305)	(156,131,652)	(114,278,577)	-	(70,347,751)	(18,313,284)	(1,119,296,527)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of December 31, 2024
Additions	-	-	-	-	151,398,096	-	-	151,398,096
Additions for business combinations (cost) (2)	88,470,136	72,966,245	2,649,396	8,561,542	551,780	4,057,829	-	177,256,928
Additions for business combinations (depreciation) (2)	(84,333,663)	(67,937,215)	(2,480,683)	(5,769,867)	-	(2,067,644)	-	(162,589,072)
Transfers	62,753,106	85,199,469	18,204,523	21,287,171	(207,075,134)	12,757,139	6,873,726	-
Transfer to Non-current assets of disposal groups classified as held for sale (cost) (3)	(506,853)	-	-	-	-	-	-	(506,853)
Conversion effect historic (cost)	(9,232,020)	(13,285,027)	(5,496,314)	330,494	(1,244,492)	(65,992)	(601,347)	(29,594,698)
Divestitures (cost)	(83,937)	(2,982,441)	(2,818,278)	(1,010,239)	-	(522,389)	-	(7,417,284)
Divestitures (depreciation)	82,156	2,799,668	2,714,634	993,355	-	498,166	-	7,087,979
Capitalized interests	-	-	-	-	897,679	-	-	897,679
Depreciation	(27,890,418)	(47,667,987)	(29,209,087)	(17,226,695)	-	(10,169,683)	(2,420,023)	(134,583,893)
Conversion effect (depreciation)	5,517,420	3,330,929	1,335,164	(402,828)	-	(80,968)	125,371	9,825,088
Others increases (decreases) (1)	63,120,877	105,791,787	40,340,406	4,979,101	17,290,371	1,737,930	4,840,400	238,100,872
Write off (cost)	(140,144)	(978,499)	(9,870,685)	(7,368,902)	-	(2,292,147)	(1,429,284)	(22,079,661)
Write off (depreciation)	140,084	816,166	9,563,494	7,177,329	-	2,066,297	1,162,203	20,925,573
Sub-Total	97,896,744	138,053,095	24,932,570	11,550,461	(38,181,700)	5,918,538	8,551,046	248,720,754
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449

As of December 31, 2024
Historic cost	1,068,381,138	1,079,935,259	273,594,861	194,175,897	120,973,884	118,295,809	57,107,073	2,912,463,921
Accumulated depreciation	(409,303,033)	(572,233,109)	(175,665,204)	(129,844,662)	-	(80,621,878)	(22,087,586)	(1,389,755,472)
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449

As of June 30, 2025
Additions	-	-	-	-	-	-	49,359,277	-
Transfers	13,431,873	-	13,431,873	20,636,768	10,566,694	9,306,240	(60,714,711)	6,773,136
Conversion effect historic (cost)	(57,228,882)	(17,751,013)	(39,477,869)	(70,679,458)	(22,782,824)	(9,018,964)	(3,412,979)	(2,666,118)
Divestitures (cost)	-	-	-	(25,693)	(211,616)	(307,452)	-	(29,720)
Divestitures (depreciation)	-	-	-	25,693	190,552	227,774	-	29,360
Capitalized interests	-	-	-	-	-	-	191,007	-
Depreciation	(14,581,593)	-	(14,581,593)	(23,529,522)	(14,055,875)	(8,437,541)	-	(5,443,587)
Conversion effect (depreciation)	18,659,574	-	18,659,574	28,955,210	9,205,336	5,411,357	-	1,585,736
Others increases (decreases) (1)	16,810,884	5,041,772	11,769,112	24,663,991	8,131,331	1,086,962	492,442	483,637
Divestitures (cost)	(94,251)	-	(94,251)	(2,712,900)	(473,558)	(673,526)	-	(331,619)
Divestitures (depreciation)	93,289	-	93,289	2,712,088	410,240	666,320	-	285,284
Sub-Total	(22,909,106)	(12,709,241)	(10,199,865)	(19,953,823)	(9,019,720)	(1,738,830)	(14,084,964)	686,109
Book Value	636,168,999	265,126,889	371,042,110	487,748,327	88,909,937	62,592,405	106,888,920	38,360,040

As of June 30, 2025
Historic cost	1,041,647,077	265,126,889	776,520,188	1,052,308,013	268,578,653	194,530,670	106,888,920	122,593,371
Accumulated depreciation	(405,478,078)	-	(405,478,078)	(564,559,686)	(179,668,716)	(131,938,265)	-	(84,233,331)
Book Value	636,168,999	265,126,889	371,042,110	487,748,327	88,909,937	62,592,405	106,888,920	38,360,040
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”
(2)	See Note 1 - General information, letter C), numbers (3) and (8) for 2024.
(3)	See Note 14 - Non-current assets of disposal groups classified as held for sale, letter a) for 2024.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The balance of the land at the end of each period is as follows:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Land	265,126,889	277,836,130
Total	265,126,889	277,836,130

Capitalized interest as of June 30, 2025 amounted ThCh$ 191,007 (ThCh$ 353,713 as of June 30, 2024), using an annually capitalization rate of 2.96% (3.25% as of June 30, 2024).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of June 30, 2025, the Company maintained approximately 4,692 hectares of which 4,160 are for vines in production stage. Of the total hectares mentioned above 3,999 correspond to own land and 161 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2025, the production in plant vines yield was approximately 59.2 million kilos of grapes (70.0 million kilos of grapes in 2024).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at June 30, 2025.

The depreciation year ended as of June 30, 2025 and 2024, recognized in net income and other assets is as follows:

	As of June 30, 2025	As of June 30, 2024
	ThCh$	ThCh$
Recognized in net incomes (*)	66,665,039	63,521,739
Recognized in others assets	402,196	437,093
Total	67,067,235	63,958,832

(*) Includes ThCh$ 463,308 (ThCh$ 484,690 as of June 30, 2024) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	6,116,053	2,887,154	9,003,207
Accumulated depreciation	-	(882,051)	(882,051)
Book Value	6,116,053	2,005,103	8,121,156

As of December 31, 2024
Additions	-	104,837	104,837
Depreciation	-	(117,496)	(117,496)
Conversion effect (cost)	(395,391)	(143,640)	(539,031)
Conversion effect (depreciation)	-	8,647	8,647
Others increases (decreases) (1)	3,791,970	1,296,897	5,088,867
Sub-Total	3,396,579	1,149,245	4,545,824
Book Value	9,512,632	3,154,348	12,666,980

As of December 31, 2024
Historic cost	9,512,632	4,145,248	13,657,880
Accumulated depreciation	-	(990,900)	(990,900)
Book Value	9,512,632	3,154,348	12,666,980

As of June 30, 2025
Depreciation	-	(56,098)	(56,098)
Conversion effect (cost)	(1,382,270)	(506,938)	(1,889,208)
Conversion effect (depreciation)	-	31,478	31,478
Others increases (decreases) (1)	845,720	290,900	1,136,620
Sub-Total	(536,550)	(240,658)	(777,208)
Book Value	8,976,082	2,913,690	11,889,772

As of June 30, 2025
Historic cost	8,976,082	3,929,210	12,905,292
Accumulated depreciation	-	(1,015,520)	(1,015,520)
Book Value	8,976,082	2,913,690	11,889,772

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes and therefore no longer generates income for the Company in 2025 and 2024. Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 146,259 for the period ended as of June 30, 2025 (ThCh$ 126,488 as of June 30, 2024). In addition, the expenses associated with such investment properties amounted to ThCh$ 60,213 for the period ended as of June 30, 2025 (ThCh$ 41,599 as of June 30, 2024).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 100% of the carrying amount is ThCh$ 23,176,784.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Interim Consolidated Financial Statements are detailed as follows:

	As of June 30, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	92,000,970	35,006,446	41,257,611	166,647,324
Bonds payable (1)	40,903,250	1,017,335,003	98,433,154	1,059,003,920
Derivatives not designated as hedges (2)	4,445,559	-	652,079	-
Derivatives designated as hedges (2)	2,617,115	8,615,289	4,086,699	8,580,478
Deposits for return of bottles and containers	11,869,757	-	11,772,459	-
Total	151,836,651	1,060,956,738	156,202,002	1,234,231,722

(1) See Note 5 - Risk administration.

(2) See Note 7 - Financial instruments.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of June 30, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,990	6,073	8,063	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	3,289	10,147	13,436	Monthly	5.65
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,023,000-9	Banco del Estado de Chile	Chile	CLP	58,966,488	-	58,966,488	At maturity	5.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,062,320	-	2,062,320	At maturity	6.84
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	2,026,600	2,026,600	At maturity	6.84
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,014,060	1,014,060	At maturity	6.84
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	183,111	-	183,111	At maturity	7.44
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	51,171	51,171	At maturity	7.44
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	53,729	3,000,000	3,053,729	At maturity	6.14
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	-	827,620	827,620	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,392	-	2,392	At maturity	6.66
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	455,840	-	455,840	At maturity	6.66
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	5,091,366	-	5,091,366	At maturity	37.50
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	3,718,211	-	3,718,211	At maturity	37.50
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,319,360	-	2,319,360	At maturity	37.50
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	5,420,210	-	5,420,210	At maturity	38.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	285,276	-	285,276	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	285,391	-	285,391	At maturity	4.89
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	284,715	-	284,715	At maturity	4.89
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	-	282,620	282,620	At maturity	4.90
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	-	378,065	378,065	At maturity	5.60
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	1,140,956	-	1,140,956	At maturity	36.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	1,422,936	-	1,422,936	At maturity	36.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	415,151	-	415,151	At maturity	36.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,778	250,597	256,375	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	17,185	59,250	76,435	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,889	111,377	116,266	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	24,891	150,358	175,249	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,909	70,138	72,047	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	133	35,069	35,202	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,814	277,630	279,444	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,718	175,345	177,063	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,356	263,018	266,374	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,465	555,259	558,724	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,074	277,630	278,704	Semiannual	5.95
Total							82,178,943	9,822,027	92,000,970

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,324,487	-	1,324,487	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	-	29,675,064	29,675,064	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	-	380,801	380,801	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	7,548,649	-	7,548,649	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	789,510	-	789,510	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,184,739	-	1,184,739	Semiannual	2.70
Total							10,847,385	30,055,865	40,903,250

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

As of December 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	3,200	4,557	7,757	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	4,219	8,564	12,783	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,464	7,599	15,063	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	250,700	250,700	At maturity	6.54
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	779,700	779,700	At maturity	6.78
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,531,581	-	16,531,581	At maturity	6.66
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	67,375	2,000,000	2,067,375	At maturity	7.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	28,873	28,873	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,750	16,750	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	193,832	193,832	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	3,033,627	-	3,033,627	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	-	1,654,532	1,654,532	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	55,728	55,728	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	136,160	-	136,160	At maturity	6.66
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	661,245	-	661,245	At maturity	37.60
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	6,507,456	-	6,507,456	At maturity	38.61
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,886,894	-	2,886,894	At maturity	37.90
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	ARS	4,404	-	4,404	At maturity	37.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	69,185	613,839	683,024	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,748	1,272,408	1,309,156	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,178	818,453	819,631	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	22,421	184,152	206,573	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,924	186,120	200,044	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	32,803	959,236	992,039	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	12,190	314,973	327,163	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	343,607	343,607	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	171,803	171,803	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	1,360,111	1,360,111	Semiannual	5.95
Total							30,032,074	11,225,537	41,257,611

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,295,812	-	1,295,812	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	-	29,039,468	29,039,468	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	-	372,902	372,902	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	8,012,800	-	8,012,800	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	772,633	-	772,633	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,159,263	-	1,159,263	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	-	57,780,276	57,780,276	Semiannual	1.00
Total							11,240,508	87,192,646	98,433,154

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of June 30, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,971	18,160	11,175	46,306	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	29,217	32,694	27,058	88,969	Monthly	5.65
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,737,964	-	-	6,737,964	At maturity	7.44
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,982,082	-	5,982,082	At maturity	7.44
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	6.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	501,194	501,194	563,844	1,566,232	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,038,909	1,038,910	1,348,757	3,426,576	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	222,754	222,754	111,377	556,885	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	300,716	300,716	-	601,432	Semiannual	5.95
Total							24,847,725	8,096,510	2,062,211	35,006,446

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	-	117,907,591	117,907,591	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	29,609,735	-	-	29,609,735	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	-	-	79,652,297	79,652,297	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	555,094,689	555,094,689	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	-	-	78,708,931	78,708,931	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	156,361,760	156,361,760	Semiannual	2.70
Total							29,609,735	-	987,725,268	1,017,335,003

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,324	17,468	15,488	49,280	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	27,793	31,085	34,830	93,708	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	30,000,000	-	-	30,000,000	At maturity	6.54
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	6.78
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,732,610	-	-	6,732,610	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,977,327	-	5,977,327	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	6.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,227,678	1,227,678	1,688,058	4,143,414	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,544,816	2,544,816	3,181,018	8,270,650	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	545,636	545,635	-	1,091,271	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	736,608	552,456	-	1,289,064	Semiannual	5.95
Total							60,831,465	100,896,465	4,919,394	166,647,324

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	-	115,357,118	115,357,118	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	43,447,522	-	-	43,447,522	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	-	-	78,066,626	78,066,626	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	592,159,908	592,159,908	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	-	-	77,018,766	77,018,766	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	152,953,980	152,953,980	Semiannual	2.70
Total							43,447,522	-	1,015,557,398	1,059,003,920

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie P	3.36%
Bonds Serie R	2.81%

F-91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The terms and conditions of the main interest accruing obligations as of June 30, 2025, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

This loan bears interest at a annual fixed rate of 8.664%. The company pays interests semiannually and the principal amortization consists of a single payment at the end of the established term.

On June 27, 2024, the interest rate was refinanced at a annual fixed rate of 7.608%, maintaining the current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.66%, maintaining the current terms of the loan.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

a.	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

b.	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

c.	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 27, 2022, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

As of June 30, 2025, the subsidiary was in compliance with all the requirements of this obligation.

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026 at an annual fixed rate of 8.04% maturing April 17, 2026.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

F-92

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026 at an annual fixed rate of 8.58%.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.32%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate of 8.70%, maturing on July 18, 2025.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.35% maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate of 8.598%, maturing on August 11, 2027.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.74%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2025, the subsidiary was in compliance with all the requirements of this obligation.

F-93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate of 7.998%, maturing on May 12, 2028.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2025, the subsidiary was in compliance with all the requirements of this obligation.

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027 at an annual fixed rate of 8.34%.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

On May 17, 2024, the interest rate was refinanced at an annual fixed rate of 7.5%, maintaining the other current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.54%, maintaining the current terms of the loan.

On April 15, 2025, this loan was fully paid.

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028 at an annual fixed rate of 7.17%.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.78%, maintaining the current terms of the loan.

The Company amortizes interest semi-annually and principal in a single payment at the end of the established term.

On April 15, 2025, this loan was fully paid.

F-94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Banco de Chile - Bank Loans

a)	On July 5, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110 (equivalent outstanding balance is ThCh$ 54,369 as of June 30, 2025), at a fixed interest rate of 3.39%, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

b)	On December 17, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663 (equivalent outstanding balance is ThCh$ 102,405 as of June 30, 2025), at a fixed interest rate of 5.65%, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Banco Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 10,000,000 (current balance to ThCh$ 827,620 as of June 30, 2025), at a fixed interest rate of 3.45%, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires compliance with certain information requirements and also with certain covenants, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA[1] divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to four times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2025, the subsidiary was in compliance with all the requirements of this obligation.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate of 3.95% and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On March, 17, 2025 this loan was fully paid.

Banco Crédito e Inversiones - Bank loans

a)	On May 18, 2020, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 69,000 at a fixed interest rate of 3.5%, maturing on April 24, 2024.

The subsidiary amortizes interest and principal on a monthly basis.

On April 24, 2024, the loan was fully paid.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

b)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 at a fixed interest rate of 6.96%, maturing on June 16, 2025.

The subsidiary amortizes interest and principal on a monthly basis.

On June 16, 2025, the loan was fully paid.

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas S.A. (BBO) signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (equivalent outstanding balance is ThCh$ 3,636,184 as of June 30, 2025), at a fixed interest rate of 5.0%, maturing on April 4, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary amortizes interest on a quarterly basis, and the capital amortization began to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (equivalent outstanding balance is ThCh$ 1,816,830 as of June 30, 2025), at a fixed interest rate of 5.61%, maturing on July 21, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary amortizes interest on a quarterly basis and the capital amortization began to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (equivalent outstanding balance is ThCh$ 668,259 as of June 30, 2025), at a fixed interest rate of 5.5% and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The subsidiary will amortize interest on a semi-annual basis, and the capital amortization began to be settled on June 25, 2024 on a semi-annual basis.

d)	On May 29, 2023, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (equivalent outstanding balance is ThCh$ 601,433 as of June 30, 2025), at a fixed interest rate of 5.95% and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

B)	Bonds

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 117,801,210 as of June 30, 2025) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Consolidated Financial Statements and other specific indicated in letter C), number 1) Restrictions and compliance of financial obligations.

Series L Bonds - CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 58,900,605 as of June 30, 2025), maturing on June 1, 2027. The Series L Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The principal will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The inflation risk associated to the interest rate to wich L Bond is exposed is mitigated through the use of Cross Currency Swap contracts, wich fix the rate. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 78,534,140 as of June 30, 2025) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

Series P Bonds - CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 78,534,140 as of June 30, 2025) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The inflation risk associated to the interest rate to wich P Bond is exposed is mitigated through the use of Cross Currency Swap contracts, wich fix the rate. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of USD 600,000,000 (equivalent to ThCh$ 560,052,000 as of June 30, 2025), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of the principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 157,068,280 as June 30, 2025), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements indicated in letter C), number 2) Restrictions and compliance of financial obligations.

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and required that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements.

On June 1, 2025, this bonus was paid amounting ThCh$ 59,085,003.

The exchange rate risk to which D Bond was exposed was proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

C)    Restrictions and compliance of financial obligations.

1)	Covenants - Series J, L, M, P Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[2] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of June 30, 2025, the Company was in compliance with the financial covenants.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

2)	Covenants - Series R Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[3] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in number Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with number Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of June 30, 2025, the Company was in compliance with the financial covenants.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	51,646,199	8,632,533	6,204,646	66,483,378
Accumulated depreciation	(20,795,664)	(6,083,151)	(3,859,342)	(30,738,157)
Book Value	30,850,535	2,549,382	2,345,304	35,745,221
Additions	14,742,255	710,231	3,875,974	19,328,460
Additions for business combinations (cost) (2)	119,480	-	-	119,480
Conversion effect historic (cost)	(394,723)	(493,868)	(16,876)	(905,467)
Depreciation (*)	(8,414,007)	(2,156,709)	(1,403,956)	(11,974,672)
Conversion effect (depreciation)	254,338	345,043	(6,199)	593,182
Others increases (decreases) (1)	716,535	1,656,746	61,076	2,434,357
Write off (cost)	(293,531)	(264,372)	(250,557)	(808,460)
Write off (depreciation)	183,848	181,719	119,504	485,071
Sub-Total	6,914,195	(21,210)	2,378,966	9,271,951
Book Value	37,764,730	2,528,172	4,724,270	45,017,172
As of December 31, 2024
Historic cost	67,640,867	12,451,324	9,861,206	89,953,397
Accumulated depreciation	(29,876,137)	(9,923,152)	(5,136,936)	(44,936,225)
Book Value	37,764,730	2,528,172	4,724,270	45,017,172

As of June 30, 2025
Additions	5,606,605	520,970	1,512,605	7,640,180
Conversion effect historic (cost)	(1,967,659)	(1,613,676)	17,897	(3,563,438)
Depreciation (*)	(4,313,482)	(839,624)	(1,145,624)	(6,298,730)
Conversion effect (depreciation)	917,331	1,312,465	(5,476)	2,224,320
Others increases (decreases) (1)	1,736,052	139,158	46,456	1,921,666
Divestitures (cost)	(128,851)	(561,061)	(312,948)	(1,002,860)
Divestitures (depreciation)	126,441	198,097	222,104	546,642
Sub-Total	1,976,437	(843,671)	335,014	1,467,780
Book Value	39,741,167	1,684,501	5,059,284	46,484,952
As of June 30, 2025
Historic cost	71,111,934	11,086,969	11,141,373	93,340,276
Accumulated depreciation	(31,370,767)	(9,402,468)	(6,082,089)	(46,855,324)
Book Value	39,741,167	1,684,501	5,059,284	46,484,952

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(2)	See Note 1 - General information, letter C), number (3) as of December 31, 2024.

(*) This amount includes ThCh$ 97,320 (ThCh$ 191,393 as of June 30, 2024) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of June 30, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	9,314,383	41,537,585	9,451,551	39,782,317
Total	9,314,383	41,537,585	9,451,551	39,782,317

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 2.59% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of June 30, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	16,941	51,947	68,888	Monthly	3.37
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	156,387	477,513	633,900	Monthly	2.85
Subtotal							173,328	529,460	702,788
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	237,939	45,474	283,413	Monthly	5.54
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,874,890	4,968,220	6,843,110	Monthly	3.38
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	114,032	183,440	297,472	Monthly	4.12
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	82,712	192,823	275,535	Monthly	65.40
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	157,851	473,552	631,403	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	35,112	81,320	116,432	Monthly	9.65
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	41,057	123,173	164,230	Monthly	0.84
Subtotal (leases IFRS )							2,543,593	6,068,002	8,611,595
Total							2,716,921	6,597,462	9,314,383

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	17,933	53,801	71,734	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	340,088	1,020,264	1,360,352	Monthly
Subtotal							358,021	1,074,065	1,432,086
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	297,204	108,584	405,788	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,069,280	5,458,938	7,528,218	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	179,803	312,148	491,951	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	165,762	400,301	566,063	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	194,418	583,251	777,669	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	301,764	726,235	1,027,999	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	49,532	148,599	198,131	Monthly
Subtotal (leases IFRS )							3,257,763	7,738,056	10,995,819
Total							3,615,784	8,812,121	12,427,905

As of December 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	16,426	50,596	67,022	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	150,334	459,014	609,348	Monthly	3.95
Subtotal							166,760	509,610	676,370
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	266,922	126,904	393,826	Monthly	4.45
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,687,789	4,611,407	6,299,196	Monthly	4.09
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	165,634	381,028	546,662	Monthly	4.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	111,701	290,702	402,403	Monthly	65.93
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	196,759	590,279	787,038	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	41,095	124,228	165,323	Monthly	9.53
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	45,183	135,550	180,733	Monthly	3.18
Subtotal (leases IFRS )							2,515,083	6,260,098	8,775,181
Total							2,681,843	6,769,708	9,451,551

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	17,933	53,801	71,734	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	332,723	998,169	1,330,892	Monthly
Subtotal							350,656	1,051,970	1,402,626
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	307,671	220,578	528,249	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,450,259	3,390,487	4,840,746	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	527,860	1,517,399	2,045,259	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	230,259	633,511	863,770	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	245,335	736,004	981,339	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	51,708	150,184	201,892	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	54,132	162,396	216,528	Monthly
Subtotal (leases IFRS )							2,867,224	6,810,559	9,677,783
Total							3,217,880	7,862,529	11,080,409

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Non-current lease liabilities

As of June 30, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	CCU and subsidiaries	Chile	97.030.000-7	Suppliers of PPE	Chile	CLP	17,778	-	-	17,778	Monthly	2.14
90.413.000-1	CCU and subsidiaries	Chile	99.012.000-5	Suppliers of PPE	Chile	UF	1,337,097	1,435,790	18,468,263	21,241,150	Monthly	3.95
Subtotal							1,354,875	1,435,790	18,468,263	21,258,928
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	4,828	-	-	4,828	Monthly	5.54
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	9,016,648	4,034,670	3,118,545	16,169,863	Monthly	3.38
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	336,248	347,661	844,119	1,528,028	Monthly	4.12
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	173,246	57,261	-	230,507	Monthly	65.40
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,167,471	601,788	-	1,769,259	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	187,408	120,913	120,837	429,158	Monthly	9.65
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	147,014	-	-	147,014	Monthly	0.84
Subtotal (leases IFRS )							11,032,863	5,162,293	4,083,501	20,278,657
Total							12,387,738	6,598,083	22,551,764	41,537,585

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	17,934	-	-	17,934	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,720,704	2,720,704	24,032,891	29,474,299	Monthly
Subtotal							2,738,638	2,720,704	24,032,891	29,492,233
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	22,734	-	-	22,734	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	9,851,585	4,442,228	3,373,296	17,667,109	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	662,934	662,934	1,501,888	2,827,756	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	629,559	317,305	-	946,864	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,345,026	699,636	-	2,044,662	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	1,451,538	79,348	148,778	1,679,664	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	170,612	-	-	170,612	Monthly
Subtotal (leases IFRS )							14,133,988	6,201,451	5,023,962	25,359,401
Total							16,872,626	8,922,155	29,056,853	54,851,634

As of December 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	52,636	-	-	52,636	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,285,168	1,379,838	18,428,958	21,093,964	Monthly	3.95
Subtotal							1,337,804	1,379,838	18,428,958	21,146,600
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	19,321	-	-	19,321	Monthly	4.45
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	7,623,227	4,241,420	1,422,083	13,286,730	Monthly	4.09
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	366,173	349,822	1,017,761	1,733,756	Monthly	4.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	326,100	107,311	-	433,411	Monthly	65.93
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,545,505	1,082,238	-	2,627,743	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	157,168	93,548	-	250,716	Monthly	9.53
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	284,040	-	-	284,040	Monthly	3.18
Subtotal (leases IFRS )							10,321,534	5,874,339	2,439,844	18,635,717
Total							11,659,338	7,254,177	20,868,802	39,782,317

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	53,800	-	-	53,800	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,661,784	2,661,784	24,177,873	29,501,441	Monthly
Subtotal							2,715,584	2,661,784	24,177,873	29,555,241
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	504,286	140,151	-	644,437	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	5,372,599	2,661,773	626,856	8,661,228	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	2,138,893	1,188,049	1,357,385	4,684,327	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	918,048	524,460	-	1,442,508	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,780,137	1,249,933	-	3,030,070	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	193,267	104,757	-	298,024	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	333,391	-	-	333,391	Monthly
Subtotal (leases IFRS )							11,240,621	5,869,123	1,984,241	19,093,985
Total							13,956,205	8,530,907	26,162,114	48,649,226

Below is the detail of future payments and the value of lease liabilities:

	As of June 30, 2025
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	3,615,784	898,863	2,716,921
3 months to 1 year	8,812,121	2,214,659	6,597,462
Over 1 year to 3 years	16,872,626	4,484,888	12,387,738
Over 3 years to 5 years	8,922,155	2,324,072	6,598,083
More than 5 years	29,056,853	6,505,089	22,551,764
Total	67,279,539	16,427,571	50,851,968

	As of December 31, 2024
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	3,217,880	536,037	2,681,843
3 months to 1 year	7,862,529	1,092,821	6,769,708
Over 1 year to 3 years	13,956,205	2,296,867	11,659,338
Over 3 years to 5 years	8,530,907	1,276,730	7,254,177
More than 5 years	26,162,114	5,293,312	20,868,802
Total	59,729,635	10,495,767	49,233,868

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2024	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of June 30, 2025
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	41,257,611	(29,727,622)	(4,611,125)	84,160,613	4,427,339	(1,414)	-	(3,504,432)	92,000,970
Bond payable	98,433,154	(73,489,688)	(16,544,639)	-	16,095,402	1,956,304	-	14,452,717	40,903,250
Lease liabilities	9,451,551	(6,137,290)	(1,594,081)	-	1,594,081	1,751,751	1,165,272	3,083,099	9,314,383
Total others financial liabilities current	149,142,316	(109,354,600)	(22,749,845)	84,160,613	22,116,822	3,706,641	1,165,272	14,031,384	142,218,603
Non-current
Bank borrowings	166,647,324	(120,000,000)	-	-	-	4,893	-	(11,645,771)	35,006,446
Bond payable	1,059,003,920	-	-	-	-	(27,216,200)	-	(14,452,717)	1,017,335,003
Lease liabilities	39,782,317	-	-	-	-	(981,301)	6,474,908	(3,738,339)	41,537,585
Total others financial liabilities non-current	1,265,433,561	(120,000,000)	-	-	-	(28,192,608)	6,474,908	(29,836,827)	1,093,879,034
Total Others financial liabilities	1,414,575,877	(229,354,600)	(22,749,845)	84,160,613	22,116,822	(24,485,967)	7,640,180	(15,805,443)	1,236,097,637

	As of December 31, 2023	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of June 30, 2024
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	24,494,870	(31,265,834)	(8,145,326)	77,670,382	7,778,024	1,451,508	-	3,198,553	75,182,177
Bond payable	38,650,859	(14,046,371)	(15,494,898)	-	15,864,279	695,914	-	70,504,530	96,174,313
Lease liabilities	7,142,360	(7,039,853)	(1,260,356)	-	1,253,110	1,383,408	1,341,401	5,217,940	8,038,010
Total others financial liabilities current	70,288,089	(52,352,058)	(24,900,580)	77,670,382	24,895,413	3,530,830	1,341,401	78,921,023	179,394,500
Non-current
Bank borrowings	174,074,170	(1,091,881)	-	-	-	3,174	-	(1,811,771)	171,173,692
Bond payable	1,050,838,488	-	-	-	-	51,298,291	-	(70,504,530)	1,031,632,249
Lease liabilities	34,061,739	-	-	-	-	875,283	4,994,959	(5,325,530)	34,606,451
Total others financial liabilities non-current	1,258,974,397	(1,091,881)	-	-	-	52,176,748	4,994,959	(77,641,831)	1,237,412,392
Total Others financial liabilities	1,329,262,486	(53,443,939)	(24,900,580)	77,670,382	24,895,413	55,707,578	6,336,360	1,279,192	1,416,806,892

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of June 30, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	323,802,347	160,671	423,583,701	45,275
Trade an other current payables	323,802,347	160,671	423,583,701	45,275
Withholdings payable	46,705,668	-	91,303,484	-
Trade accounts payable withholdings	46,705,668	-	91,303,484	-
Total	370,508,015	160,671	514,887,185	45,275

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of June 30, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	760,531	1,814,954	217,491	2,535,825
Others	2,244,059	161,014	2,244,058	255,255
Total	3,004,590	1,975,968	2,461,549	2,791,080

The changes in provisions are detailed as follows:

	Litigation (*)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2024	325,331	2,392,968	2,718,299
Additions for business combinations (1)	1,691,168	-	1,691,168
Incorporated	1,171,424	8,055	1,179,479
Used	(359,986)	-	(359,986)
Released	(70,013)	-	(70,013)
Conversion effect	(4,608)	98,290	93,682
Changes	2,427,985	106,345	2,534,330
As of December 31, 2024	2,753,316	2,499,313	5,252,629
As of June 30, 2025
Incorporated	838,575	-	838,575
Used	(308,095)	-	(308,095)
Released	(205,256)	-	(205,256)
Conversion effect	(503,055)	(94,240)	(597,295)
Changes	(177,831)	(94,240)	(272,071)
As of June 30, 2025	2,575,485	2,405,073	4,980,558

(1)	See Note 1 - General information, letter C), number (8).
(*)	See Note 35 - Contingencies and commitments.

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The maturities of provisions as of June 30, 2025, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	760,531	2,244,059	3,004,590
Between 1 and 5 years	513,535	161,014	674,549
More than 5 years	1,301,419	-	1,301,419
Total	2,575,485	2,405,073	4,980,558

The maturities of provisions as of December 31, 2024, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	217,491	2,244,058	2,461,549
Between 1 and 5 years	576,140	255,255	831,395
More than 5 years	1,959,685	-	1,959,685
Total	2,753,316	2,499,313	5,252,629

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Refundable tax previous year	7,144,080	5,069,480
Tax payments in advance	7,714,423	13,614,626
Benefits for tax losses	-	47,921
Others credits	1,069,917	936,169
Total	15,928,420	19,668,196

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Current tax liabilities

Tax payables are detailed as follows:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Income tax	5,703,617	35,372,112
Monthly tax payment in advance	3,475,884	3,784,513
Tax under Article N°21	52,313	345,248
Tax payable prior year	82,501	-
Others	1,520,396	1,608,298
Total	10,834,711	41,110,171

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	M$	M$	M$	M$
Deferred taxes	28,259,523	29,677,707	17,243,366	22,720,426
Prior year adjustments	(491,177)	(678,928)	(491,177)	(678,928)
Tax loss benefits	22,228,960	18,737,489	27,437,679	25,593,648
Total deferred tax income (expense)	49,997,306	47,736,268	44,189,868	47,635,146
Current tax expense	(17,160,956)	(34,420,835)	(7,639,244)	(19,698,789)
Prior period adjustments	(162,942)	(35,892)	(162,942)	(35,892)
Total (expenses) income for current taxes	(17,323,898)	(34,456,727)	(7,802,186)	(19,734,681)
(Expense) Income from income tax	32,673,408	13,279,541	36,387,682	27,900,465

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	M$	M$	M$	M$
Net income from cash flow hedge	34,373	(672,700)	204,221	(136,190)
Actuarial gains and losses deriving from defined benefit plans	94,844	(117,742)	40,841	(36,787)
(Charge) credit to equity	129,217	(790,442)	245,062	(172,977)

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Efective Rate

The Company’s effective income tax rate expense for the three months ended June 30, 2025 and 2024 represents 185.63% and 29.43% respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the six-months periods ended as of June 30,				For the three-monts periods ended as of June 30,
	2025		2024		2025		2024
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	17,602,026		48,578,674		(47,600,214)		(21,069,856)
Income tax using the statutory rate	(4,752,547)	27.00	(13,116,242)	27.00	12,852,058	27.00	5,688,861	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	24,090,543	(148.98)	24,682,319	(52.85)	12,403,776	38.94	20,029,582	94.27
(Provisional) reversal of deferred taxes	12,582,860	(71.49)	-	-	9,455,103	11.46	-	-
Effect of tax rates in foreing subsidiaries	1,406,671	(7.99)	2,428,284	(5.08)	2,330,864	4.90	2,896,842	13.25
Prior year adjustments	(654,119)	15.83	(714,820)	1.50	(654,119)	(5.85)	(714,820)	(3.27)
Income tax (expense) benefit	32,673,408	(185.63)	13,279,541	(29.43)	36,387,682	76.45	27,900,465	131.25

Deferred taxes

Deferred tax assets and liabilities included in the Interim Consolidated Financial Statements are detailed as follows:

	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	1,796,354	2,244,752
Others non-tax expenses	38,208,301	38,242,480
Benefits to staff	18,421,220	17,657,925
Inventory valuation	1,139,321	2,480,489
Intangibles	359,614	307,587
Property, Plant and Equipment	3,664,481	2,782,089
Deferred taxes related to assets arising from a single transaction	14,758,280	14,804,824
Others assets	4,242,578	3,642,101
Tax loss carryforwards	69,437,606	54,728,018
Subtotal by deferred tax assets	152,027,755	136,890,265
Deferred tax liabilities offset	(102,255,589)	(95,341,186)
Total assets from deferred taxes	49,772,166	41,549,079

Deferred taxes liabilities
Property, Plant and Equipment	115,801,007	133,958,756
Agricultural operation expenses	11,766,409	11,980,659
Manufacturing indirect activation costs	4,246,598	2,191,705
Intangibles	44,803,502	48,661,856
Deferred taxes related to liabilities arising from a single transaction	13,744,749	13,879,287
Others liabilities	10,853,638	12,625,602
Subtotal by deferred tax liabilities	201,215,903	223,297,865
Deferred tax assets offset	(102,255,589)	(95,341,186)
Total liabilities from deferred taxes	98,960,314	127,956,679
Total	(49,188,148)	(86,407,600)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2024	(57,905,237)
Deferred income tax credit	73,853,223
Conversion effect	(12,341,702)
Deferred taxes against equity	377,337
Deferred income tax on business combinations (2)	320,196
Others increases (decreases) (1)	(90,711,417)
Sub-Total	(28,502,363)
As of December 31, 2024	(86,407,600)

As of January 1, 2025
Deferred income tax credit	49,997,306
Conversion effect	9,290,558
Deferred taxes against equity	94,844
Others increases (decreases) (1)	(22,163,256)
Sub-Total	37,219,452
As of June 30, 2025	(49,188,148)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.
(2)	See Note 1 - General information, letter C), numbers (3) and (8).

International Tax Reform - Pillar Two Model Rules

The Company has assessed the application of IAS 12 "Income Taxes" on the International Tax Reform (Pillar Two model rules), which aims to ensure that multinational groups pay a minimum effective tax rate of 15%. Based on the analysis performed, no impacts have been identified on Compañía Cervecerías Unidas S.A. or in the countries in which it operates.

The Company will continue to monitor the impact of Pillar Two and will adjust its policies and estimates as necessary to comply with the new tax rules.

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of June 30, 2025 and December 31, 2024, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of June 30, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	41,299,524	-	47,861,302	-
Employment termination benefits	416,102	49,446,843	606,645	48,032,415
Total	41,715,626	49,446,843	48,467,947	48,032,415

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Interim Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Vacation	19,658,782	20,729,130
Bonus and compensation	21,640,742	27,132,172
Total	41,299,524	47,861,302

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 6,52% and the Argentina of a 35,79%  for the period ended on June 30, 2025 and the December 31, 2024.

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Current	416,102	606,645
Non-current	49,446,843	48,032,415
Total	49,862,945	48,639,060

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2024	39,982,216
Current cost of service	4,274,039
Interest cost	5,899,859
Actuarial (Gain) losses	1,581,040
Paid-up benefits	(3,835,681)
Past service cost	640,033
Conversion effect	(130,122)
Others	227,676
Changes	8,656,844
As of December 31, 2024	48,639,060
Current cost of service	2,402,103
Interest cost	2,063,648
Actuarial (Gain) losses	351,275
Paid-up benefits	(3,138,562)
Past service cost	979,081
Conversion effect	(1,433,660)
Changes	1,223,885
As of June 30, 2025	49,862,945

The figures recorded in the Interim Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Current cost of service	2,402,103	2,730,615	1,376,054	1,204,502
Past service cost	979,081	348,842	299,646	180,232
Non-provided paid benefits	6,827,577	7,143,715	3,771,060	3,849,095
Others	37,961	(191,249)	78,653	(253,113)
Total expense recognized in Consolidated Interim Statement of Income	10,246,722	10,031,923	5,525,413	4,980,716

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Actuarial Assumptions

As mentioned in Note 2 - Summary of material accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of June 30, 2025	As of December 31, 2024	As of June 30, 2025	As of December 31, 2024
Mortality table			RV-2020	RV-2020	Gam '83	Gam '83
Annual interest rate			6.52%	6.52%	35.79%	35.79%
Voluntary employee turnover rate			4.3%	4.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6.1%	6.1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	28.10%	28.10%
Estimated retirement age for (*)	Officers		60	60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60

(*) Weighted average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1% on the discount rate:

Sensitivity Analysis	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,832,179	2,776,350
1% decrease in the Discount Rate (Loss)	(3,239,014)	(3,175,614)

Personnel expense

The amounts recorded in the Interim Consolidated Statement of Income are detailed as follows:

Personal expense	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	147,947,718	135,031,573	71,088,437	67,230,973
Employees’ short-term benefits	21,400,437	21,468,651	12,253,638	13,003,334
Total expenses for short-term employee benefits	169,348,155	156,500,224	83,342,075	80,234,307
Employments termination benefits	10,246,722	10,031,923	5,525,413	4,980,716
Others staff expense	29,691,434	28,786,155	14,061,455	14,909,568
Total (1)	209,286,311	195,318,302	102,928,943	100,124,591

(1)	See Note 30 - Natures of cost and expense.

F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of June 30, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Parent dividend provisioned according to policy	23,279,793	-	37,055,482	-
Outstanding parent dividends (1)	1,162,569	-	1,256,119	-
Subsidiaries dividends according to policy	5,469,942	-	10,606,978	-
Total dividends payable	29,912,304	-	48,918,579	-
Income received in advance	498,463	4,066,406	1,714,144	4,355,981
Others	360,502	-	375,565	-
Total	30,771,269	4,066,406	51,008,288	4,355,981

(1)	See Note 28 - Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of June 30, 2025 and December 31, 2024 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as June 30, 2025 and December 31, 2024.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
Equity holders of the controlling company (ThCh$)	46,559,586	57,242,984	(11,218,022)	5,040,252
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	126.01	154.92	(30.36)	13.64
Equity holders of the controlling company (ThCh$)	46,559,586	57,242,984	(11,218,022)	5,040,252
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	126.01	154.92	(30.36)	13.64

As of June 30, 2025 and December 31, 2024, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of June 30, 2025 and December 31, 2024 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
268	04-30-2024	Final	85.06042	2023
269	11-28-2024	Interim	117.50000	2024
270	04-30-2025	Final	10.28470	2024

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 17, 2024, the shareholders approved the distribution of a final Dividend No. 268 of Ch$ 85.06042 per share, for a total amount to be distributed of ThCh$ 31,430,069 charged against 2023’s Net income. This dividend was paid since April 30, 2024.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 6, 2024, the shareholders approved the distribution of an interim Dividend No. 269 of Ch$ 117.50000 per share, for a total amount to be distributed of ThCh$ 43,416,587. This dividend was paid since November 28, 2024.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 16, 2025, the shareholders approved the distribution of a final Dividend No. 270 of Ch$ 100.28470 per share, for a total amount to be distributed of ThCh$ 37,055,485 charged against 2024’s Net income. This dividend was paid since April 30, 2025.

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(127,306)	34,373	(92,933)
Gains (losses) on exchange differences on translation (1)	(17,218,729)	-	(17,218,729)
Gains (losses) from defined benefit plans	(351,275)	94,844	(256,431)
Total comprehensive income As of June 30, 2025	(17,697,310)	129,217	(17,568,093)

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	2,491,664	(672,700)	1,818,964
Gains (losses) on exchange differences on translation (1)	171,725,695	-	171,725,695
Gains (losses) from defined benefit plans	436,083	(117,742)	318,341
Total comprehensive income As of June 30, 2024	174,653,442	(790,442)	173,863,000

(1) These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income (OCI)

The movement of other comprehensive income is detailed as follows:

a) As of June 30, 2025:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances as of January 1, 2025	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Increase (decrease) due to changes in accounting policies (1)	(59,151,843)	-	-	-	(59,151,843)
Initial balance restated	(8,569,016)	(3,931,432)	(10,430,064)	(1,688,234)	(24,618,746)
Changes
Reclassification of OCI to the value of the hedged asset	-	(82,164)	-	-	(82,164)
Gains (losses) from defined benefit plans	-	-	(359,352)	-	(359,352)
Conversion of joint ventures and foreign subsidiaries	(68,679,165)	-	-	(701)	(68,679,866)
Inflation adjustment of subsidiaries in Argentina	58,852,384	-	-		58,852,384
Taxes	-	22,184	97,025	-	119,209
Equity holders of the parent	(9,826,781)	(59,980)	(262,327)	(701)	(10,149,789)
Total as of June 30, 2025 (Unaudited)	(18,395,797)	(3,991,412)	(10,692,391)	(1,688,935)	(34,768,535)
Non-controlling interests	(7,391,948)	(32,953)	5,896	701	(7,418,304)
Sub-total	(17,218,729)	(92,933)	(256,431)	-	(17,568,093)

(1) See Note 2 - Summary of material accounting policies, number (2.1) Basis of preparation.

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

b)  As of June 30, 2024:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances as of January 1, 2024	(158,095,385)	(7,331,368)	(9,317,562)	(1,686,666)	(176,430,981)
Changes
Reclassification of OCI to the value of the hedged asset	-	2,391,582	-	-	2,391,582
Gains (losses) from defined benefit plans	-	-	447,636	-	447,636
Conversion of joint ventures and foreign subsidiaries	(21,856,090)	-	-	-	(21,856,090)
Inflation adjustment of subsidiaries in Argentina	189,439,782	-	-	-	189,439,782
Taxes	-	(645,727)	(120,861)	-	(766,588)
Equity holders of the parent	167,583,692	1,745,855	326,775	-	169,656,322
Total as of June 30, 2024 (Unaudited)	9,488,307	(5,585,513)	(8,990,787)	(1,686,666)	(6,774,659)
Non-controlling interests	4,142,003	73,109	(8,434)	-	4,206,678
Sub-total	171,725,696	1,818,964	318,341	-	173,863,000

c) As of December 31, 2024:

Charges in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of Actuarial gains and losses on defined benefit plans	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2024	(158,095,385)	(7,331,368)	(9,317,562)	(1,686,666)	(176,430,981)
Changes
Reclassification of OCI to the value of the hedged asset	-	4,657,447	-	-	4,657,447
Gains (losses) from defined benefit plans	-	-	(1,447,717)	-	(1,447,717)
Conversion of joint ventures and foreign subsidiaries	(59,151,707)	-	-	(1,568)	(59,153,275)
Inflation adjustment of subsidiaries in Argentina	267,829,919	-	-	-	267,829,919
Income tax	-	(1,257,511)	335,215	-	(922,296)
Equity holders of the parent	208,678,212	3,399,936	(1,112,502)	(1,568)	210,964,078
Total as of December 31, 2024	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Non-controlling interests	5,841,556	65,187	(91,201)	1,568	5,817,110
Sub-Total	214,519,768	3,465,123	(1,203,703)	-	216,781,188

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of June 30, 2025, December 31, 2024 and June 30, 2024 it amounts to a negative reserve of ThCh$ 18,477,284, positive of ThCh$ 50,582,827 and positive of ThCh$ 9,488,307, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of June 30, 2025, December 31, 2024 and June 30, 2024, the amounts in the balance related to Hedging reserves are negative of ThCh$ 3,991,412, ThCh$ 3,931,432 and ThCh$ 5,585,513, respectively, net of deferred taxes.

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of June 30, 2025, December 31, 2024 and June 30, 2024 is a negative reserve of ThCh$ 10,692,391, ThCh$ 10,430,064 and ThCh$ 8,990,787 respectively, net of deferred taxes.

Other reserves: As of June 30, 2025, December 31, 2024 and June 30, 2024, the amount is a negative reserve of ThCh$ 39,510,454, ThCh$ 39,509,753 and ThCh$ 47,387,175, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. As a result of the aforementioned, CK reached a total participation of 50.0004% on this subsidiary (increase of ThCh$ 60,887).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438) (See Note 1 - General Information, letter C), number (3)).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,664 as of December 31, 2023) which was reversed on February 20, 2024 against the financial liability recorded (See Note 1 - General Information, letter C), number (3)).
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,443) (See Note 16 - Investments accounted for using equity method, number (3)).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. carried out on February 20, 2024 (decrease of ThCh$ 10,425,156) (See Note 1 - General Information, letter C), number (3)).
-	Registration of a change in the shareholding of the subsidiary Cervecería Kunstmann S.A., of 10% of Cervecera Guayacán SpA made on April 26, 2024 (increase of ThCh$ 31,300) (See Note 1 - General Information, letter C), number (6)).
-	Sale of shares of Cervecería Szot SpA. made on April 29, 2024 (decrease of ThCh$ 60,881) (See Note 11 - Accounts and transactions with related parties, number (4)).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on November 21, 2024 (increase of ThCh$ 681,186) (See Note 1 - General Information, letter C), number (9)).
-	Sales of shares of Bebidas del Paraguay on December 11, 2024, which generated an effect on the Company’s equity of ThCh$ 7,166,503 (See Note 1 - General Information, letter C), number (3)).

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	25,510,935	28,814,742
Cervecería Kunstmann S.A.	10,595,025	11,083,795
Compañía Pisquera de Chile S.A.	12,862,600	11,887,306
D&D SpA.	1,342,827	1,424,723
Viña San Pedro Tarapacá S.A.	43,603,939	43,663,968
Aguas de Origen S.A.	9,515,817	12,262,838
AV S.A.	7,914,239	9,274,217
Bebidas Bolivianas BBO S.A.	1,383,876	7,054,461
Bebidas del Paraguay S.A.	17,896,044	17,282,983
Distribuidora del Paraguay S.A.	1,304,379	2,950,600
Others	1,636,528	1,632,492
Total	133,566,209	147,332,125

b.	Net income attributable to non-controlling interest

Result	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	5,314,440	4,702,557	1,998,377	1,308,659
Cervecería Kunstmann S.A.	(462,846)	(729,086)	(255,539)	(286,977)
Compañía Pisquera de Chile S.A.	1,801,814	1,727,225	1,025,436	887,820
D&D SpA.	89,969	(34,325)	68,066	(50,653)
Viña San Pedro Tarapacá S.A.	1,367,833	1,069,387	921,427	824,045
Aguas de Origen S.A.	(1,727,412)	-	(1,609,477)	-
AV S.A.	(557,961)	-	(334,436)	-
Bebidas Bolivianas BBO S.A.	(1,637,882)	(1,824,323)	(824,226)	(886,988)
Bebidas del Paraguay S.A.	1,610,083	(454,801)	1,271,586	-
Distribuidora del Paraguay S.A.	(2,142,208)	198,441	(2,284,907)	-
Others	60,018	(39,844)	29,183	(5,549)
Total	3,715,848	4,615,231	5,490	1,790,357

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

c.	The Summarized financial information of non-controlling interest is detailed as follows:

Assets and Liabilities	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Assets and Liabilities
Current assets	674,995,824	813,042,655
Non-current assets	822,607,411	892,225,098
Current liabilities	383,743,944	549,971,229
Non-current liabilities	123,826,397	145,249,838

Dividends paid to noncontrolling interests	14,299,214	12,792,104

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Assets and Liabilities
Current assets	211,926,077	216,421,999
Non-current assets	239,221,967	243,013,446
Current liabilities	126,639,922	132,903,418
Non-current liabilities	30,489,438	32,108,567

Result	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	136,465,070	130,889,768	76,443,558	72,124,558
Net income of period	9,223,217	6,990,142	6,213,128	5,386,439

Dividend payed for Viña San Pedro Tarapacá S.A. are ThCh$ 9,612,263 and ThCh$ 7,137,366, as of June 30, 2025 and 2024, respectively.

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Direct cost	587,954,141	543,728,402	247,445,894	228,285,681
Personnel expense (1)	209,286,311	195,318,302	102,928,943	100,124,591
Transportation and distribution	187,521,525	173,247,639	78,894,259	75,506,641
Advertising and promotion	86,312,233	72,680,604	39,397,101	35,157,520
Depreciation and amortization	76,827,748	71,526,744	37,156,952	36,277,691
Materials and maintenance	49,228,812	44,748,825	24,671,243	23,621,476
Energy	23,069,974	21,014,118	10,067,401	9,921,035
Leases (2)	12,678,711	14,203,799	6,728,266	6,815,498
Others expenses (3)	96,424,825	76,580,591	51,351,239	39,164,325
Total	1,329,304,280	1,213,049,024	598,641,298	554,874,458

(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than USD 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Sales of Property, plant and equipment (1)	4,370,408	28,927,254	186,276	28,829,029
Leases	243,520	244,104	150,963	74,900
Sale of glass and waste	1,046,130	486,978	416,591	244,047
Insurance claims recovery e Indemnities	210,828	301,881	132,634	294,496
Others (2)	392,486	3,781,408	501,264	3,234,374
Total	6,263,372	33,741,625	1,387,728	32,676,846

(1)	Sales of Property, plant and equipment include, among others, the effect of the sale of real states located in Quilicura as for 2024 and Iquique, Chile, and Buenos Aires, Argentina as for 2025, See Note 14 - Non-current assets of disposal groups classified as held for sale, letters a) and b).
(2)	This concept mainly encompasses discounts from prompt payments to suppliers, tour services and events.

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(14,437,501)	1,778,304	(8,927,148)	(4,637,698)
Marketable securities to fair value	196,445	88,737	127,536	35,455
Loss on liquidation of Argentine government bonds (2)	-	(5,636,345)	-	(231,409)
Others	(2,668,723)	(422,761)	(665,708)	(422,761)
Total	(16,909,779)	(4,192,065)	(9,465,320)	(5,256,413)

(1)	Under this concept there are ThCh$ 7,234,464 payed (net), ThCh$ 1,248,772 (net) as of June 30, 2025 and 2024 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.
(2)	It corresponds to the liquidation of a financial instrument (Bono BOPREAL), used to the payment of both tax debts and debts from imports of goods and services, according to what is established in the Com. A 7925 and Decree N° 72 of the Republic of Argentina.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$
Finance income	17,478,014	21,807,084	7,982,055	9,103,863
Finance costs	(38,907,401)	(40,758,372)	(18,154,517)	(21,389,854)
Gains (losses) on exchange differences	1,472,725	(8,465,808)	1,916,962	1,628
Result as per adjustment units	(12,492,189)	(5,274,747)	(6,474,768)	(3,395,306)

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	511,260,232	707,122,815
CLP	96,164,409	131,104,956
USD	391,972,006	532,776,367
Euros	1,458,507	2,520,585
ARS	14,353,550	30,548,903
UYU	4,957,494	2,136,790
PYG	931,714	5,241,028
BOB	547,440	1,206,368
Others currencies	875,112	1,587,818
Others financial assets	8,598,959	11,899,281
CLP	1,018,731	822,288
UF	7,059,202	7,232,587
USD	219,227	3,783,635
Euros	278,145	26,092
Others currencies	23,654	34,679
Others non-financial assets	35,851,359	31,143,442
CLP	22,043,530	4,841,402
UF	2,672	2,672
USD	265,627	2,850,593
Euros	52,915	9,513,589
ARS	11,127,307	11,896,592
UYU	1,112,031	383,305
PYG	933,897	803,828
BOB	257,698	773,051
Others currencies	55,682	78,410
Trade and other current receivables	336,883,190	506,711,173
CLP	210,020,428	299,181,390
UF	20,025	360,586
USD	37,345,369	52,213,269
Euros	10,572,269	7,817,297
ARS	58,376,242	117,920,573
UYU	5,218,829	8,684,460
PYG	11,339,712	15,086,724
BOB	1,310,947	3,385,594
Others currencies	2,679,369	2,061,280
Accounts receivable from related parties	12,334,713	15,501,990
CLP	5,766,791	8,362,100
USD	3,564,958	2,207,523
Euros	69,775	29,204
ARS	14,469	11,689
PYG	2,918,720	4,790,036
Others currencies	-	101,438
Inventories	461,341,727	459,384,555
CLP	372,525,997	356,354,005
USD	82,409	-
ARS	65,619,843	81,521,039
UYU	3,454,456	3,990,906
PYG	16,729,814	12,644,453
BOB	2,236,113	3,790,095
Others currencies	693,095	1,084,057
Biological assets	1,959,565	16,883,106
CLP	1,613,863	13,579,901
ARS	345,702	3,303,205
Current tax assets	15,928,420	19,668,196
CLP	1,937,231	6,792,673
USD	3,138,221	2,199
ARS	9,988,450	12,450,511
UYU	726,891	422,813
PYG	137,627	-
Non-current assets of disposal groups classified as held for sale	-	2,952,282
CLP	-	506,853
ARS	-	2,445,429
Total current assets	1,384,158,165	1,771,266,840

CLP	711,090,980	821,545,568
UF	7,081,899	7,595,845
USD	436,587,817	593,833,586
Euros	12,431,611	19,906,767
ARS	159,825,563	260,097,941
UYU	15,469,701	15,618,274
PYG	32,991,484	38,566,069
BOB	4,352,198	9,155,108
Others currencies	4,326,912	4,947,682
Other current assets	1,384,158,165	1,771,266,840

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Non-current assets
Others financial assets	28,726,641	30,060,601
UF	28,726,641	30,060,601
Trade and other non-current receivables	6,668,221	5,966,414
CLP	20,082	59,475
UF	2,307,079	2,245,560
ARS	4,341,060	3,661,379
Others non-financial assets	12,354,386	13,674,236
CLP	7,725,636	5,790,819
UF	132,556	140,716
ARS	4,446,440	7,682,140
UYU	26,032	11,248
PYG	23,722	49,313
Accounts receivable from related parties	207,639	844,344
CLP	207,639	844,344
Investments accounted for using equity method	133,205,636	139,746,921
CLP	15,307,194	14,446,708
USD	856,202	896,458
ARS	1,202,496	1,380,017
Others currencies	115,839,744	123,023,738
Intangible assets other than goodwill	235,416,504	244,632,721
CLP	107,741,828	102,103,411
ARS	103,142,791	111,983,717
UYU	5,130,627	4,941,055
PYG	16,204,290	17,791,810
BOB	3,196,968	7,812,728
Goodwill	149,998,429	161,583,233
CLP	78,918,698	78,918,309
ARS	55,580,827	60,204,613
UYU	5,413,801	5,186,877
PYG	5,361,095	5,702,154
BOB	4,724,008	11,571,280
Property, plant and equipment (net)	1,454,072,468	1,522,708,449
CLP	1,010,857,179	1,014,562,371
ARS	382,602,846	430,015,212
UYU	16,833,076	15,961,195
PYG	30,552,833	31,224,130
BOB	13,218,544	30,933,801
Others currencies	7,990	11,740
Investment property	11,889,772	12,666,980
CLP	3,258,505	3,272,632
ARS	8,631,267	9,394,348
Right of use assets	46,484,952	45,017,172
CLP	1,192,741	2,288,216
UF	44,387,840	41,832,914
ARS	6,136	9,305
UYU	324,436	461,687
PYG	573,799	425,050
Deferred tax assets	49,772,166	41,549,079
CLP	34,314,880	32,066,798
USD	6,085,825	1,913,015
ARS	8,067,335	6,375,839
UYU	680,719	652,186
PYG	623,407	541,241
Total non-current assets	2,128,796,814	2,218,450,150

CLP	1,259,544,382	1,254,353,083
UF	75,554,116	74,279,791
USD	6,942,027	2,809,473
ARS	568,021,198	630,706,570
UYU	28,408,691	27,214,248
PYG	53,339,146	55,733,698
BOB	21,139,520	50,317,809
Others currencies	115,847,734	123,035,478
Total non-current assets by currencies	2,128,796,814	2,218,450,150

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of June 30, 2025		As of December 31, 2024
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	95,016,904	56,819,747	43,369,114	112,832,888
CLP	63,079,912	20,005,419	21,109,878	18,046,884
UF	3,304,015	30,072,085	3,345,909	87,094,984
USD	8,976,077	4,449,880	8,544,274	1,429,861
Euros	54,332	21,821	103,888	-
ARS	19,528,190	-	10,059,999	-
PYG	-	44,872	-	36,457
BOB	66,214	2,225,670	188,449	6,224,702
Others currencies	8,164	-	16,717	-
Current lease liabilities	2,716,921	6,597,462	2,681,843	6,769,708
CLP	254,880	97,421	283,348	177,500
UF	2,031,277	5,445,733	1,838,123	5,070,421
USD	271,883	656,992	362,393	971,307
ARS	82,712	192,823	111,701	290,702
UYU	41,057	123,173	45,183	135,550
PYG	35,112	81,320	41,095	124,228
Trade and other current payables	364,572,153	5,935,862	510,626,190	4,260,995
CLP	201,983,759	5,802,095	254,769,653	3,901,022
USD	49,294,523	53,437	80,195,669	180,830
Euros	7,477,937	-	9,814,496	584
ARS	91,882,072	-	144,463,472	-
UYU	2,281,381	-	3,778,079	-
PYG	8,510,094	43,479	10,349,752	21,289
BOB	2,040,493	36,851	5,882,964	157,270
Others currencies	1,101,894	-	1,372,105	-
Accounts payable to related parties	27,502,550	-	36,417,518	-
CLP	9,546,672	-	10,046,312	-
USD	2,836,998	-	2,794,220	-
Euros	14,040,733	-	21,010,350	-
ARS	105,036	-	242,682	-
PYG	754,512	-	2,310,004	-
BOB	19,423	-	13,950	-
Others currencies	199,176	-	-	-
Other current provisions	760,531	2,244,059	217,491	2,244,058
CLP	703,359	2,244,059	164,622	2,244,058
ARS	17,935	-	22,110	-
PYG	39,237	-	30,759	-
Current tax liabilities	5,544,927	5,289,784	8,407,598	32,702,573
CLP	3,476,612	5,284,724	4,113,177	32,676,212
USD	334,985	-	604,091	-
ARS	497,712	3,656	3,007,964	3,834
UYU	964,042	-	469,118	-
PYG	271,576	-	213,248	-
Others currencies	-	1,404	-	22,527
Provisions for employee benefits	17,428,801	24,286,825	31,203,297	17,264,650
CLP	2,655,671	23,546,701	14,428,956	17,252,755
ARS	13,233,695	-	14,615,567	-
UYU	859,520	-	695,096	-
PYG	344,010	732,684	970,939	-
BOB	179,705	-	205,328	-
Others currencies	156,200	7,440	287,411	11,895
Other current liabilities	2,735,946	28,035,323	3,594,656	47,413,632
CLP	2,735,012	28,035,323	1,385,360	47,413,632
USD	-	-	1,215,681	-
UYU	934	-	-	-
PYG	-	-	993,615	-
Total current liabilities	516,278,733	129,209,062	636,517,707	223,488,504

CLP	284,435,877	85,015,742	306,301,306	121,712,063
UF	5,335,292	35,517,818	5,184,032	92,165,405
USD	61,714,466	5,160,309	93,716,328	2,581,998
Euros	21,573,002	21,821	30,928,734	584
ARS	125,347,352	196,479	172,523,495	294,536
UYU	4,146,934	123,173	4,987,476	135,550
PYG	9,954,541	902,355	14,909,412	181,974
BOB	2,305,835	2,262,521	6,290,691	6,381,972
Others currencies	1,465,434	8,844	1,676,233	34,422
Total current liabilities by currency	516,278,733	129,209,062	636,517,707	223,488,504

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of June 30, 2025			As of December 31, 2024
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	59,142,729	12,026,531	989,787,478	108,951,165	104,804,763	1,020,475,794
CLP	27,423,231	9,912,103	-	60,404,790	99,885,625	-
UF	29,655,923	50,854	432,668,812	43,491,639	48,553	423,446,808
USD	-	-	555,094,689	-	-	592,159,908
BOB	2,063,575	2,063,574	2,023,977	5,054,736	4,870,585	4,869,078
Non-current lease liabilities	12,387,738	6,598,083	22,551,764	11,659,338	7,254,177	20,868,802
CLP	22,606	-	-	71,957	-	-
UF	10,353,745	5,470,460	21,586,808	8,908,395	5,621,258	19,851,041
USD	1,503,719	949,449	844,119	1,911,678	1,432,060	1,017,761
ARS	173,246	57,261	-	326,100	107,311	-
UYU	147,014	-	-	284,040	-	-
PYG	187,408	120,913	120,837	157,168	93,548	-
Trade and other non-current payables	160,671	-	-	45,275	-	-
CLP	152,728	-	-	41,041	-	-
UF	1,443	-	-	4,234	-	-
USD	6,500	-	-	-	-	-
Other non- current provisions	13,556	660,992	1,301,420	117,839	713,556	1,959,685
CLP	-	-	-	100,942	-	-
ARS	13,556	480,195	1,301,420	16,897	540,337	1,959,685
UYU	-	180,797	-	-	173,219	-
Deferred tax liabilities	34,555,783	13,130,042	51,274,489	40,864,865	17,064,504	70,027,310
CLP	28,079,455	9,934,651	31,243,803	26,302,201	9,240,534	28,787,902
ARS	6,406,394	3,175,834	17,080,454	14,520,341	7,800,990	36,584,730
UYU	-	-	904,650	-	-	875,489
PYG	69,934	19,557	1,224,816	42,323	22,980	1,768,718
BOB	-	-	820,766	-	-	2,010,471
Provisions for employee benefits	272,199	-	49,174,644	633,408	-	47,399,007
CLP	-	-	44,633,127	-	-	42,647,137
ARS	-	-	4,541,517	-	-	4,751,870
BOB	272,199	-	-	633,408	-	-
Others non-financial liabilities	2,321,786	1,495,390	249,230	1,863,665	996,926	1,495,390
CLP	1,495,391	1,495,390	249,230	996,926	996,926	1,495,390
UYU	11,497	-	-	-	-	-
PYG	814,898	-	-	866,739	-	-
Total non-current liabilities	108,854,462	33,911,038	1,114,339,025	164,135,555	130,833,926	1,162,225,988

CLP	57,173,411	21,342,144	76,126,160	87,917,857	110,123,085	72,930,429
UF	40,011,111	5,521,314	454,255,620	52,404,268	5,669,811	443,297,849
USD	1,510,219	949,449	555,938,808	1,911,678	1,432,060	593,177,669
ARS	6,593,196	3,713,290	22,923,391	14,863,338	8,448,638	43,296,285
UYU	158,511	180,797	904,650	284,040	173,219	875,489
PYG	1,072,240	140,470	1,345,653	1,066,230	116,528	1,768,718
BOB	2,335,774	2,063,574	2,844,743	5,688,144	4,870,585	6,879,549
Total non-current liabilities by currency	108,854,462	33,911,038	1,114,339,025	164,135,555	130,833,926	1,162,225,988

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Note 35 Contingencies and Commitments

Services agreements

The total amount contracted by the Company relating to services is detailed as follows:

Services agreements not to be terminated	As of June 30, 2025	As of December 31, 2024
	ThCh$	ThCh$
Within 1 year	41,926,870	50,820,240
Between 1 and 5 years	105,079,475	60,096,921
More than 5 years	224,481	33,177,327
Total	147,230,826	144,094,488

Purchase and supply agreements

The total amount contracted by the Company relating to purchase and supply agreements as of June 30, 2025 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	511,421,235	11,212,350
Between 1 and 5 years	1,850,200,370	2,059,414
More than 5 years	1,067,246,390	-
Total	3,428,867,995	13,271,764

Capital investment commitments

As of June 30, 2025 the Company had capital investment commitments related to Property, plant and equipment and Intangibles (software) for approximately ThCh$ 96,862,693.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile and joint venture abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and USD 25,000 for cases of foreign companies.

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

Company	Court	Description	Status	Estimated accrued loss contingency
Comercial CCU S.A. (1)	Labour Court	Laboral protection.	Evidentiary stage.	ThCh$ 143,291
Comercial CCU S.A. (2)	Labour Court	Unjustified dismissal.	Evidentiary stage.	ThCh$ 158,224
Transportes CCU Ltda. (3)	Labour Court	Unjustified dismissal.	Evidentiary stage.	ThCh$ 329,778
Aguas de Origen S.A. (4)	Labour Court	Laboral trials.	Evidentiary stage.	USD 1,039,573 ThCh$ 970,358
Aguas de Origen S.A. (3)	Labour Court	Laboral trials.	Sentence.	USD 154,824 ThCh$ 144,516
Aguas de Origen S.A. (1)	Labour Court	Trial for indemnity differences.	Evidentiary stage.	USD 120,664 ThCh$ 112,630
Aguas de Origen S.A.	Labour Court	Trial for indemnity differences.	Sentence.	USD 25,604 ThCh$ 23,899
Aguas de Origen S.A. (2)	Labour Court	Trial for labor accidents.	Evidentiary stage.	USD 192,916 ThCh$ 180,072
Artesanos de Cervezas S.A.S.	Labour Court	Recognition and payment of indemnity for retirement without just cause and moratorium indemnity.	Evidentiary stage.	USD 27,811 ThCh$ 25,959
Zona Franca Central Cervecera S.A.S.	Autonomous Corporation of Cundinamarca	Environmental law / Environmental protection.	Evidentiary stage.	USD 31,131 ThCh$ 29,058

(1)	Includes three trials.
(2)	Includes two trials.
(3)	Includes four trials.
(4)	Includes eight trials.

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 2,575,485 and ThCh$ 2,753,316 as of June 30, 2025 and December 31, 2024, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these Interim Consolidated Financial Statements, there is no litigation that involves significant passive or taxes in claim affecting the Company or its subsidiaries.

Guarantees

As of June 30, 2025, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by, comfort letters and general product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	USD 2,600,000	December 22, 2025

F-129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2025

-	Additionally, the Company presents the following guarantees:

a)	The Company, through a private notarized document dated July 27, 2022, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh$ 16,000,000, maturing on July 27, 2027.

b)	The company through a private notarized document dated June 28, 2024, commits itself to directly or indirectly hold a minimum of 51% of the authorized share capital of the subsidiary Bebidas Bolivianas S.A. It must also maintain direct or indirect control of the management and provide the necessary technical assistance during the term of the financial obligations that Bebidas Bolivianas S.A. has with Banco Mercantil Santa Cruz S.A.

c)	In the Board of Directors' Meeting of Compañía Cervecerías Unidas S.A. held on May 7, 2025, the granting of a personal guarantee was approved concerning the obligations arising for its subsidiary CCU Inversiones II SpA. from one or more standby letters of credit issued by a bank in Chile, to guarantee the refinancing of the half of the liability of Central Cervecera de Colombia S.A.S. (“CCC”) for a total amount of COP 178,000,000,000, that by the time was held by Banco Itaú Colombia S.A. due during May, 2025, which was granted by CCU Inversiones II SpA. by a private notarized issued on May 24, 2024, and this in turn by Compañía Cervecerías Unidas S.A.

Therefore, in the Extraordinary Shareholders' Meeting of CCU Inversiones II SpA. held on May 26, 2025, was approved to guarantee Scotiabank Chile or any other bank in Chile, the issuance of one or more stand by letter of credit, amounting until MMUSD 47.7 destined to guarantee the debts that “CCC” gets to Scotiabank Colpatria S.A. or any other bank in Colombia, including any of its extensions and/or modifications, covered by a line of credit for up to the same amount, for the aforementioned purpose.

By virtue of the aforementioned, Scotiabank Chile issued on May 28, 2025, a stand by letter of credit to Scotiabank Colpatria S.A., entity with which “CCC” made the refinancing of the debt, amounting MMUSD 47.7 and due on June 28, 2026.

Note 36 Subsequent Events

a)	The Interim Consolidated Financial Statements of CCU S.A. and subsidiaries as of June 30, 2025 have been approved by the Board of Directors on August 6, 2025.

b)	After June 30, 2025 and up to the date of issue of these Interim Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

F-130

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 7, 2025